Exhibit 2.1

MASTER PUT OPTION AND MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

CONSTELLATION ENERGY GROUP, INC.,

EDF DEVELOPMENT, INC.,

ÉLECTRICITÉ DE FRANCE INTERNATIONAL, SA, and

CONSTELLATION ENERGY NUCLEAR GROUP, LLC

Dated as of December 17, 2008

i

4.2	Subsidiaries	17
4.3	Capitalization of the Company	18
4.4	Authority; Enforceability	18
4.5	No Conflict or Breach	19
4.6	Required Filings and Consents	19
4.7	Reports	19
4.8	Litigation	19
4.9	[RESERVED]	19
4.10	Ownership and Sufficiency of Assets	20
4.11	[RESERVED]	20
4.12	Absence of Certain Changes or Events	20
4.13	Compliance with Applicable Law; Permits	20
4.14	Contracts	20
4.15	NRC Licenses	21
4.16	Regulation as a Utility	22
4.17	Decommissioning Funds	22
4.18	Properties	23
4.19	Operations	24
4.20	Intellectual Property	24
4.21	Environmental Compliance	24
4.22	Taxes	25
4.23	Employee Benefits	27
4.24	Employment Matters	28
4.25	Insurance	29
4.26	Books and Records	29
4.27	No Broker	29
4.28	Indebtedness	29
4.29	Affiliate Transactions	30

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURCHASER		30

5.1	Organization; Qualification	30
5.2	Authority; Enforceability	30
5.3	No Conflict or Breach	30
5.4	Required Filings and Consents	31
5.5	Litigation	31
5.6	No Broker	31
5.7	Financial Capability	31
5.8	Purchase for Investment	31

ARTICLE 6 COVENANTS OF THE PARTIES		32

6.1	Conduct of Business	32
6.2	Access to Information	35
6.3	Expenses	36
6.4	Further Assurances; Cooperation	36
6.5	Public Statements	37

6.6	Consents and Approvals	37
6.7	Tax Matters	39
6.8	Advice of Changes	41
6.9	Spent Nuclear Fuel Fees	41
6.10	Insurance	42
6.11	Termination of Certain Arrangements	42
6.12	Affiliate Transactions	42
6.13	Transfer of UniStar Interest	42
6.14	Purchaser’s Parent Guarantee.	42
6.15	Indebtedness	44
6.16	[RESERVED]	44
6.17	Encumbrances	44
6.18	[RESERVED]	44
6.19	Methodology	44
6.20	Power Marketing	44
6.21	Transfer of Certain Agreements	44
6.22	Contribution to Constellation Energy Group Foundation	45
6.23	Construction of Visitor Center	45
6.24	Payments Related to Outstanding Performance Units	45
6.25	Transaction Costs	45
6.26	Additional Payments	46

ARTICLE 7 CONDITIONS TO CLOSING		46

7.1	Conditions to Obligations of Each Party	46
7.2	Conditions to Obligations of Purchaser	46
7.3	Conditions to Obligations of Seller	47

ARTICLE 8 TERMINATION		48

8.1	Termination	48
8.2	Effect of Termination	49
8.3	Termination Fee	49

ARTICLE 9 MISCELLANEOUS		49

9.1	Non-Survival; Effect of Representations and Warranties	49
9.2	Entire Agreement	49
9.3	Succession and Assignment	49
9.4	Counterparts	49
9.5	Headings	50
9.6	Notices	50
9.7	Governing Law	51
9.8	Dispute Resolution	51
9.9	Amendments and Waivers	51
9.10	No Third Party Beneficiaries	52
9.11	Severability	52

9.12	Remedies	52
9.13	Interpretation and Construction	53
9.14	Certain Definitions	53

Exhibits
Exhibit A	Nuclear Business
Exhibit B	Generation Assets
Exhibit C	Operating Agreement
Exhibit D	Assignment of Membership Interests
Exhibit E	Asset Purchase Agreement
Exhibit F	Amended and Restated Credit Agreements

THIS MASTER PUT OPTION AND MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 17, 2008, by and among Constellation Energy Group, Inc., a corporation organized under the laws of the State of Maryland (“Seller”), EDF Development, Inc., a corporation organized under the laws of the State of Delaware (“Purchaser”), Électricité de France International, SA, a société anonyme organized under the laws of France and the parent company of Purchaser (“Purchaser’s Parent”), and Constellation Energy Nuclear Group, LLC, a limited liability company organized under the laws of the State of Maryland (the “Company” and, together with Seller and Purchaser, the “Parties” and each individually a “Party”).

WHEREAS, Seller is the beneficial and record owner of all of the outstanding membership interests in the Company (“Seller’s Membership Interest”);

WHEREAS, Seller conducts, exclusively through the Company and its Subsidiaries, a nuclear generation operation that owns, operates and maintains the nuclear generating facilities set forth on Exhibit A (the “Nuclear Business”);

WHEREAS, Seller desires to sell, transfer and deliver, and Purchaser desires to purchase, acquire and assume, all of Seller’s right, title and interest in, to and under 49.99% of Seller’s Membership Interest (the “Designated Interest”), all upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Seller owns, directly or indirectly, the non-nuclear generation assets, including all related contract rights and permits necessary to own and operate such assets, that are set forth on Exhibit B hereto (the “Generation Assets”);

WHEREAS, Purchaser wishes to grant Seller a put option on the Generation Assets, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the execution and delivery of this Agreement on the date hereof, Purchaser and Seller have entered into a purchase agreement (the “Series B Preferred Purchase Agreement”) whereby Purchaser has agreed to purchase upon the terms and subject to the conditions set forth in the Series B Preferred Purchase Agreement $1,000,000,000 of nonconvertible cumulative preferred stock of Seller (the “Series B Preferred”);

WHEREAS, in connection with the execution and delivery of this Agreement on the date hereof, the Parties desire to amend and restate, as of the Designated Interest Closing (as defined herein), the Amended and Restated Operating Agreement of the Company, dated as of July 1, 2002, by entering into the Second Amended and Restated Operating Agreement of the Company, in the form attached hereto as Exhibit C (the “Operating Agreement”), to provide for, among other things, (i) the rights, powers and duties of the members of the Company and (ii) the management and conduct of the business of the Company and its Subsidiaries;

WHEREAS, in connection with the execution and delivery of this Agreement, the Parties have entered into an Amended and Restated Investor Agreement, amending and restating that certain Investor Agreement, dated as of July 20, 2007, as amended through the date hereof, by and between Seller and Purchaser;

WHEREAS, in connection with the execution and delivery of this Agreement, EDF (as defined herein) and Seller have entered into a letter agreement relating to the commitment by EDF to purchase from Seller senior unsecured debt securities on the terms and subject to the conditions set forth therein (the “Bridge Facility”);

WHEREAS, in connection with the execution and delivery of this Agreement, Électricité de France SA, a société anonyme organized under the laws of France (“EDF”), has entered into an EDF Payment Guaranty, pursuant to which EDF guarantees certain payment obligations of Purchaser in accordance with the terms thereof; and

WHEREAS, capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in Section 9.14.

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained and for other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE OF DESIGNATED INTEREST

1.1 Purchase and Sale of Designated Interest. Upon the terms and subject to the conditions of this Agreement, at the Designated Interest Closing, Purchaser agrees to purchase from Seller, and Seller agrees to sell to Purchaser, the Designated Interest for $4,500,000,000 (the “Purchase Price”), as adjusted pursuant to Section 1.4.

1.2 Designated Interest Closing. The closing of the purchase and sale of the Designated Interest (the “Designated Interest Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, 10036 on the fifth (5th) Business Day immediately following the date on which the last of the conditions contained in Article 7 is satisfied or, to the extent permitted hereby, waived (other than those conditions that by their nature are to be satisfied at the Designated Interest Closing, but subject to the satisfaction, or to the extent permitted hereby, waiver of such conditions), or at such other time or on such other date or at such other place as Purchaser and Seller may mutually determine (the “Designated Interest Closing Date”).

1.3 Deliveries at the Designated Interest Closing. At the Designated Interest Closing:

(a) Purchaser shall (i) pay to Seller in cash the Estimated Cash Purchase Price by wire transfer in immediately available funds to an account specified in writing by Seller to Purchaser and (ii) surrender the Series B Preferred to Seller, it being understood that the $1,000,000,000 in principal amount of Purchaser’s investment in the Series B Preferred together with any Accrued Dividends as of the Designated Interest Closing Date shall be credited in full against the Purchase Price;

(b) Seller shall deliver to Purchaser a duly and validly executed assignment of membership interests in the form attached hereto as Exhibit D (the “Assignment of

Membership Interests”), transferring ownership of the Designated Interest to Purchaser, free and clear of all Encumbrances, and otherwise sufficient to vest in Purchaser good title to the Designated Interest;

(c) Seller shall deliver to Purchaser (i) copies, certified by the Secretary or any Assistant Secretary of Seller and the Company, of resolutions authorizing the execution and delivery of this Agreement and all of the Ancillary Documents, and the consummation of the transactions contemplated hereby and thereby and (ii) a certificate of good standing with respect to each of Seller and the Company, issued by the Department of Assessments and Taxation of the State of Maryland;

(d) Purchaser shall deliver to Seller (i) copies, certified by the Secretary or any Assistant Secretary of Purchaser, of resolutions authorizing the execution and delivery of this Agreement and all of the Ancillary Documents, and the consummation of the transactions contemplated hereby and thereby and (ii) a certificate of good standing with respect to Purchaser, issued by the Secretary of State of the State of Delaware;

(e) the Operating Agreement shall be duly executed and delivered by each of the Parties; and

(f) each Party shall deliver the other documents and agreements required to be delivered by it pursuant to Article 7.

1.4 Purchase Price Adjustments.

(a) Not later than ten (10) Business Days prior to the Designated Interest Closing Date, Seller shall, with the cooperation of the Company, prepare and furnish to Purchaser a statement of its good faith best estimate (including the work papers used to prepare such estimate) of the amount (the “Estimated Cash Purchase Price”) consisting of (i) the Purchase Price, (ii) decreased by $1,000,000,000 plus the estimated Accrued Dividends as of the Designated Interest Closing Date, (iii) decreased by one-half of the estimated Indebtedness of the Company and its Subsidiaries as of the Designated Interest Closing Date in an amount not to exceed the Indebtedness Cap, (iv) increased by one-half of the estimated amount of Cash and Cash Equivalents of the Company and its Subsidiaries as of the Designated Interest Closing Date, and (v) decreased by the estimated Bridge Facility Repayment Amount, if any. The statement shall be prepared using the same accounting principles, policies and methods as Seller has historically used in connection with the calculation of the items reflected on such statement; provided, that in no event shall any amount included within any single adjustment be included within any other adjustment in order to ensure that there is no double-counting of any amount. Within five (5) Business Days after the delivery of such statement by Seller to Purchaser, Purchaser may object in good faith to any portion of the Estimated Cash Purchase Price in writing. If Purchaser so objects, the Parties shall attempt to resolve their differences by negotiation, and the Estimated Purchase Price shall be adjusted solely by the amount of any adjustments agreed by the Parties. Any disputed portion that has not been agreed by the Parties shall be resolved in accordance with the provisions of Section 1.4(b) and paid as part of any post-Designated Interest Closing adjustment to the extent required by Section 1.4(c). The final version of the statement provided for pursuant to this Section 1.4(a) is referred to herein as the “Estimated Cash Purchase Price Statement.”

(b) As promptly as practical, but in no event more than sixty (60) days after the Designated Interest Closing, Purchaser shall, with the cooperation of the Company, prepare and deliver to Seller a draft of a statement prepared in good faith setting forth its calculation of the Final Cash Purchase Price (the “Proposed Final Cash Purchase Price Statement”) which shall show, as of the Designated Interest Closing Date, the actual Accrued Dividends, the actual Indebtedness of the Company and its Subsidiaries as of the Designated Interest Closing Date but not to exceed the Indebtedness Cap, the actual Cash and Cash Equivalents of the Company and its Subsidiaries, and the actual Bridge Facility Repayment Amount, if any. The Proposed Final Cash Purchase Price Statement shall be prepared using the same accounting principles, policies and methods as Seller has historically used in connection with the calculation of the items reflected on such statement and as were used in preparing the Estimated Cash Purchase Price Statement. During the thirty (30) day period following the delivery by Purchaser of the Proposed Final Cash Purchase Price Statement, Seller and its auditors may review such statement and the working papers of the Company’s auditors relating to the Proposed Final Purchase Price Statement and shall have such access to Purchaser’s and the Company’s personnel as may be reasonably necessary to permit Seller and its auditors to review in detail the manner in which the Proposed Final Purchase Price Statement was prepared. Purchaser and Seller shall and shall cause the Company, as well as their respective advisors, to cooperate with one another in facilitating the preparation of the Proposed Final Cash Purchase Price Statement and its review. Upon completion of such review, Seller shall give any comments or objections it has with respect to the Proposed Final Cash Purchase Price Statement to Purchaser in writing within such thirty (30) day period (the “Objection Letter”). Purchaser and Seller shall attempt in good faith to resolve any differences and issues as set forth in the Objection Letter. If no Objection Letter is delivered or the matters set forth in the Objection Letter are so resolved, then the Proposed Final Cash Purchase Price Statement, as adjusted for any changes as are agreed upon by Seller and Purchaser, shall be final and binding upon Seller and Purchaser and shall constitute the final cash purchase price (the “Final Cash Purchase Price”). If the matters raised by Seller in the Objection Letter cannot be resolved between Purchaser and Seller within ten (10) days of the date of the Objection Letter, the question or questions in dispute shall then be promptly submitted to an accounting firm of recognized standing mutually agreeable to Seller and Purchaser (other than Seller’s auditors and Purchaser’s auditors), the decision of which as to such question or questions in dispute shall be final and binding upon Seller and Purchaser and the determination of the purchase price pursuant thereto shall be considered to be the Final Cash Purchase Price. The accounting firm shall be instructed to resolve solely the question or questions in dispute within thirty (30) days of submission. Each of Purchaser and Seller shall cooperate with and assist any independent accounting firm to determine the Final Cash Purchase Price, including by making available and granting reasonable access to records and employees.

(c) In the event the Final Cash Purchase Price is greater than the Estimated Cash Purchase Price paid by Purchaser at the Designated Interest Closing, Purchaser shall promptly (within five (5) Business Days of the determination of the Final Cash Purchase Price) pay to Seller an amount equal to the difference between the Final Cash Purchase Price and the Estimated Cash Purchase Price. In the event the Final Cash Purchase Price is less than the

Estimated Cash Purchase Price paid by Purchaser at the Designated Interest Closing, Seller shall promptly (within five (5) Business Days of the determination of the Final Cash Purchase Price) pay to Purchaser an amount equal to the difference between the Estimated Cash Purchase Price and the Final Cash Purchase Price.

(d) The fees of Purchaser’s and the Company’s auditors incurred in connection with the preparation of the Proposed Final Cash Purchase Price Statement shall be borne by Purchaser, and the fees of Seller’s and the Company’s auditors incurred in connection with their review of the Proposed Final Cash Purchase Price Statement shall be borne by Seller. The fees of any independent accounting firm appointed pursuant to this Section 1.4(d) shall be borne by Seller and Purchaser in proportion to the amounts by which their proposals differed from the independent accounting firm’s final determination.

1.5 Tax Withholding. Purchaser shall be entitled to deduct and withhold from the Purchase Price and the Exercise Price payable hereunder, or other payment otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or non-U.S. Tax law. Any amounts so withheld shall be paid over to the appropriate Taxing Authority. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

1.6 Alternative Structure. Notwithstanding any other provisions of this Agreement, prior to the Designated Interest Closing, the Parties shall use their respective reasonable best efforts to revise the structure of the sale of the Designated Interest (which may include the capitalization and operation of the Company after the Designated Interest Closing) (as revised, the “Revised Transaction”) in such a manner as to achieve improved economic efficiencies for the Parties as a result of completing the sale of the Designated Interest and subsequently owning and operating the Company. A Revised Transaction (i) shall not materially delay or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ii) shall result in Purchaser effectively acquiring a 49.99% interest in the Nuclear Business. The net present value of any U.S. Tax savings that are expected to be realized by Purchaser and Seller, directly or indirectly, as a result of a Revised Transaction (in comparison to the U.S. Tax consequences under this Agreement before such revision and taking into account for all purposes the net present value of future Tax cash flows) shall be shared in proportion to the respective ownership interest of Seller and Purchaser in the Company (after giving effect to the Designated Interest Closing) through structuring and other value delivery methods; provided however, that in no event will the sharing of any U.S. Tax Savings consist of the delivery or issuance of equity interests which result in Seller owning less than 50.01% of the Nuclear Business or Purchaser owning less than 49.99% of the Nuclear Business and provided further that in no event will this Section 1.6 be interpreted as to require either Party to make a cash payment to the other Party as a means of achieving the sharing of U.S. Tax savings. If Purchaser and Seller cannot agree on a particular Revised Transaction at least 3 months prior to the anticipated Designated Interest Closing Date, the Parties shall submit the matter for mediation. Each Party will pay an equal share of the costs associated with any such mediation. If Purchaser and Seller cannot agree on the amount of the U.S. Tax savings or the manner of effectuating the sharing of U.S. Tax savings, then such disputes between them shall be subject to the dispute resolution provisions of Section 6.7(h) of this Agreement in their entirety.

ARTICLE 2

PUT OPTION

2.1 Grant. In consideration of the agreement of Seller to sell, and Purchaser to purchase, the Designated Interest, upon the terms and subject to the conditions of this Agreement, Purchaser hereby grants to Seller an irrevocable right to sell to Purchaser (the “Put Option”), and Purchaser shall have the obligation to purchase from Seller all, but not less than all, of Seller’s ownership interest in each of the Generation Assets.

2.2 Exercise Mechanics; Exercise Price.

(a) Seller may exercise the Put Option with regard to a particular Generation Asset or multiple Generation Assets by giving notice thereof from time to time to Purchaser (an “Exercise Notice”) at any time during the period (i) commencing on the date hereof, and (ii) ending upon the earlier of (x) December 31, 2010, or (y) any termination of this Agreement pursuant to Section 8.1(c) (the “Exercise Period”), subject to the satisfaction or waiver of the conditions precedent thereto set forth in Section 2.5. Each Exercise Notice shall specifically identify the Generation Asset or Generation Assets with respect to which Seller is exercising the Put Option. Under no circumstances shall the aggregate Exercise Price for all Generation Assets with respect to which Exercise Notices have been delivered under this Section 2.2 exceed $2,000,000,000 and Seller shall have no right to deliver an Exercise Notice with respect to any Generation Asset that has an Exercise Price which when added to the Exercise Prices of the Generation Assets for which Exercise Notices have been previously delivered to Purchaser would exceed $2,000,000,000.

(b) Exhibit B sets forth a list of the Generation Assets and the respective prices payable by Purchaser upon the closing of an exercise of the Put Option with respect to a particular Generation Asset (the “Exercise Price”). Seller may provide an Exercise Notice for a Generation Asset to the extent and only to the extent each of the conditions precedent to the exercise of the Put Option set forth in Section 2.5 with respect to such Generation Asset have been satisfied, or waived in writing by Purchaser, prior to the delivery of such Exercise Notice.

(c) Seller represents and warrants to Purchaser as follows:

(i) The items set forth on Section 2.2(c)(i) of the Seller Disclosure Schedule are referred to herein as “Seller Required Put Consents.” Notwithstanding anything to the contrary in this Agreement, Seller shall deliver Section 2.2(c)(i) of the Disclosure Schedule in accordance with the terms of Section 2.9(c) of this Agreement. The items to be listed on Section 2.2(c)(i) of the Disclosure Schedule are those items that Seller must obtain such that the exercise of the Put Option with respect to the Generation Assets and the consummation of the transactions contemplated by the Put Option, including the sale of the Generation Assets, will not result in any material breach of, violation of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or materially impair Seller’s or any of its Subsidiaries’ rights or alter the rights or obligations of any party under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation or imposition of any Encumbrance on any of the assets, rights, or properties of Seller or any of its Subsidiaries (including the Generation Assets) pursuant to any Contract or Permit to which Seller or any of its Subsidiaries is a party, or by which any of the assets, rights or properties of Seller or any of its Subsidiaries is bound or affected.

(ii) The items set forth on Section 2.2(c)(ii) of the Seller Disclosure Schedule are referred to herein as “Seller Required Put Regulatory Approvals”. Notwithstanding anything to the contrary in this Agreement, Seller shall deliver Section 2.2(c)(ii) of the Disclosure Schedule in accordance with the terms of Section 2.9(c) of this Agreement. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to any Governmental Authority is required to be made or obtained by Seller or any of its Subsidiaries, in connection with the exercise of the Put Option with respect to the Generation Assets and the consummation of the transactions contemplated by the Put Option, including the sale of the Generation Assets, except those that are set forth on Section 2.2(c)(ii) of the Seller Disclosure Schedule.

(d) Purchaser represents and warrants to Seller as follows:

(i) The execution and delivery of this Agreement by Purchaser (to the extent related to the Put Option) and the consummation of the transactions contemplated by the Put Option, including the purchase of the Generation Assets, will not result in any material breach of, violation of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or materially impair Purchaser’s or any of its Subsidiaries’ rights or alter the rights or obligations of any party under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation or imposition of any Encumbrance on any of the assets, rights, or properties of Purchaser or any of its Subsidiaries pursuant to any Contract or Permit to which Purchaser or any of its Subsidiaries is a party, or by which any of the assets, rights or properties of Purchaser or any of its Subsidiaries is bound or affected.

(ii) No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to any Governmental Authority is required to be made or obtained by Purchaser or any of its Subsidiaries, in connection with the execution and delivery of this Agreement by Purchaser (to the extent related to the Put Option) and the consummation of the transactions contemplated by the Put Option, including the purchase of the Generation Assets, except those that are set forth on Section

2.2(d)(ii) of the Purchaser Disclosure Schedule (the “Purchaser Required Put Regulatory Approvals”).

(e) From and after the date hereof, if requested by Seller, the Parties shall (i) as promptly as practicable, but in no event later than thirty (30) days, after receipt by Purchaser of Section 2.2(c)(i) of the Seller Disclosure Schedule, make the filings required in connection with, and obtain, the Seller Required Put Consents, (ii) as promptly as practicable, but in no event later than thirty (30) days, after receipt by Purchaser of Section 2.2(c)(ii) of the Seller Disclosure Schedule, make the filings required in connection with, and obtain, the Seller Required Put Regulatory Approvals, and (iii) as promptly as practicable, but in no event later than thirty (30) days, after the date of this Agreement, make the filings required in connection with, and obtain, the Purchaser Required Put Regulatory Approvals. The Parties shall make such filings in accordance with the procedures outlined in Section 6.6. Each Party will bear its own costs of the preparation and review of any such filings or obtaining any such consents or approvals. Seller and Purchaser shall have the right to review in advance all characterizations of the information relating to the Put Option and the other transactions contemplated hereby which appear in any filing made in connection with the put transactions contemplated hereby, and the filing Party shall consider in good faith any revisions reasonably requested by the non-filing Party.

2.3 Put Closing. The closing of the transactions contemplated by an Exercise Notice (a “Put Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m., local time, as promptly as practicable, but in no event more than five (5) Business Days, immediately following the date on which the last of the conditions set forth in Section 2.5 hereof is fulfilled or waived with respect to an exercise of the Put Option related to a particular Generation Asset, or at such other time, date and place as Seller and Purchaser shall mutually agree (each a “Put Closing Date”).

2.4 Deliveries at Put Closing. At any Put Closing:

(a) The Parties shall execute and deliver an Asset Purchase Agreement transferring the Generation Asset(s) identified in the applicable Exercise Notice from Seller to Purchaser, substantially in the form attached hereto as Exhibit E (the “Asset Purchase Agreement”) with such other modifications and changes as agreed to between the Parties.

(b) Purchaser shall pay the Exercise Price that corresponds to the Generation Asset(s) that were identified in the applicable Exercise Notice to Seller, in immediately available funds, to the account specified in the Asset Purchase Agreement.

(c) Purchaser shall have received a certificate from an authorized officer of Seller, dated the Put Closing Date, to the effect that, to such officer’s knowledge, the conditions to exercise of the Put Option set forth in Section 2.5 have been satisfied by Seller.

(d) The Parties shall make all deliveries required under the Asset Purchase Agreement.

2.5 Conditions Precedent to Put Exercise. Seller shall be entitled to exercise the Put Option to the extent and only to the extent that each of the following conditions shall have been satisfied, or waived by Purchaser, prior to the delivery of the Exercise Notice:

(a) Since the date of this Agreement, no Generation Asset Material Adverse Effect shall have occurred that is continuing with respect to a Generation Asset for which Seller wishes to exercise the Put Option;

(b) Each of the Seller Required Put Consents, the Seller Required Put Regulatory Approvals and the Purchaser Required Put Regulatory Approvals shall have been obtained;

(c) Purchaser shall have received evidence satisfactory to Purchaser of the release of any and all Encumbrances on each of the Generation Assets (the “Generation Assets Encumbrances”), other than Permitted Encumbrances, with respect to a Generation Asset for which Seller wishes to exercise the Put Option or that such Generation Assets Encumbrances will be released upon closing of the Asset Purchase Agreement related to such Generation Asset;

(d) (i) Each of the representations and warranties of Seller contained in the Asset Purchase Agreement that are qualified as to materiality shall be true and correct in all respects as of the date of the Exercise Notice, (ii) each of the representations and warranties of Seller contained in the Asset Purchase Agreement that are not so qualified shall be true and correct in all material respects as of the date of the Exercise Notice, and (iii) Seller shall be capable of performing in all material respects all of the covenants of Seller (or of the Subsidiaries of Seller who will be party to the Asset Purchase Agreement) set forth in the Asset Purchase Agreement; and

(e) Seller shall have performed and complied in all material respects with the covenants and agreements contained in Section 2.9.

2.6 Alternative Transaction Structure. Notwithstanding any other provision of this Agreement, to the extent that the Parties mutually agree (with respect to any Generation Assets that are the subject of a valid exercise of the Put Option pursuant to Section 2.2) that an alternative structure is preferable to a sale of the Generation Assets pursuant to the Asset Purchase Agreement (such as the sale of an equity interest in or held by a Subsidiary of Seller that owns the applicable Generation Assets), then the Parties shall negotiate in good faith a definitive transaction agreement that reflects such mutually agreed alternative structure; provided that the foregoing shall not affect the applicability of Section 2.2, Section 2.3, Section 2.5, Section 2.7 or Section 2.8 to such alternatively structured transaction.

2.7 Assignment. Purchaser may assign its rights and delegate its obligations as Purchaser under this Article 2 to one or more Affiliates of Purchaser or Purchaser’s Parent; provided, that Purchaser shall remain jointly and severally liable, together with each such Affiliate assignee, to perform all of the obligations of Purchaser under this Article 2.

2.8 Termination. The Put Option shall expire and terminate upon the earlier of (i) December 31, 2010, or (ii) any termination of this Agreement pursuant to Section 8.1(c). Upon any such expiration and termination of the Put Option, neither Party shall have any further obligation or liability to the other Party with respect to the Put Option or the transactions contemplated by this Article 2. In the event that a Put Option with regard to a particular Generation Asset or multiple Generation Assets is validly exercised pursuant to Section 2.2 prior to a termination under this Section 2.8, the Parties agree to effect the relevant Put Closing notwithstanding such termination.

2.9 Covenants.

(a) For the avoidance of doubt, Purchaser acknowledges that, at all times prior to a Put Closing for a Generation Asset, Seller shall have all rights with respect to such Generation Asset and will remain the owner of such Generation Asset. Except as described in Section 2.9(a) of the Seller Disclosure Schedule, during the period from the date, if any, on which Seller requests that the Parties take any action to obtain any of the Seller Required Put Regulatory Approvals, the Purchaser Required Put Regulatory Approvals or the Seller Required Put Consents pursuant to Section 2.2(e) until the Designated Interest Closing Date (the “Put Period”), Seller and its Subsidiaries shall operate and maintain, or cause to be operated and maintained, the Generation Assets in the ordinary course consistent with Good Utility Practices and past practices with respect to the Generation Assets; it being understood that any actions deemed reasonably necessary in the operation of the Generation Assets in accordance with Good Utility Practices shall be deemed to be in the ordinary course. Without limiting the generality of the foregoing, during the Put Period, Seller and its Subsidiaries shall (i) use and cause to be used commercially reasonable efforts to preserve intact the Generation Assets and preserve the goodwill and relationships with the employees, contractors, vendors, suppliers and others having business dealings with Seller and its Subsidiaries with respect thereto, (ii) comply in all material respects with all applicable Laws relating to the Generation Assets, and (iii) maintain in effect insurance in amounts and against such risks and losses as is customary in the industry and not less than the level of property damage and liability insurance for the Generation Assets as in effect on the date hereof. Notwithstanding the foregoing, except as contemplated in this Agreement or as described on Section 2.9(a) of the Seller Disclosure Schedule, or for any actions deemed reasonably necessary in the operation of the Generation Assets in accordance with Good Utility Practices, during the Put Period, without the prior written consent of Purchaser, which consent will not be unreasonably withheld, the Company and its Subsidiaries shall not directly or indirectly do any of the following with respect to the Generation Assets:

(i) make any material change in the levels of Inventories (as defined in the Asset Purchase Agreement) customarily maintained with respect to the Generation Assets, except for such changes as are consistent with Good Utility Practices;

(ii) except for Permitted Encumbrances (including amendments and/or replacements to the Permitted Encumbrances) and except for Encumbrances permitted under the terms of the Amended and Restated Credit Agreements (but only to the extent such Encumbrances are removed prior to the Put Closing), sell, lease (as lessor), pledge, mortgage, encumber, restrict, transfer or otherwise dispose of, or grant any right, or suffer to be imposed any Encumbrance with respect to, any of the Generation Assets or any other property or asset that, if the Put Closing occurred on the date hereof, would constitute an Acquired Asset (as defined in the Asset Purchase Agreement), other than assets used, consumed or replaced in the ordinary course of business;

(iii) enter into or assume any Contract (as defined in the Asset Purchase Agreement) that would be a Material Contract under the Asset Purchase Agreement, other than in the ordinary course of business consistent with past practice, or amend, terminate or waive any rights under any Contract that would be a Material Contract under the Asset Purchase Agreement, other than in the ordinary course of business consistent with past practice; provided in each case that Seller and its Subsidiaries shall be permitted to renew or replace any Contract that would be a Material Contract under the Asset Purchase Agreement on substantially similar terms at current market prices;

(iv) (A) make, revoke or change any material Tax election, (B) except as required by GAAP or FERC, adopt or change any accounting policies or procedures, or any of its methods of reporting income, deductions, or other material items for Income Tax purposes, (C) file any material amendment to a Tax Return, (D) enter into any closing agreement, settle or compromise any material Tax liability, claim or assessment, (E) agree to any extension or waiver of the limitation period to any material Tax claim or assessment, or (F) surrender any right to claim a material tax refund, in each case to the extent that any such actions would be binding on Purchaser;

(v) knowingly engage in any practice, take any action, fail to take any action, or enter into any transaction that would result in any material breach of any representation or warranty of Seller in Section 2.2(c) of this Agreement or in the Asset Purchase Agreement as of the Put Closing Date;

(vi) fail to make commercially reasonable efforts to pursue currently pending regulatory approvals and Permit or Environmental Permit (each as defined in the Asset Purchase Agreement) applications, approvals and renewals relating to the Generation Assets that are reasonably necessary to operate the Generation Assets;

(vii) waive, release, cancel, assign, settle or compromise any action, litigation, claim, arbitration or right relating to the Generation Assets, other than waivers, releases, cancellations, assignments, settlements or compromises that involve only the payment of monetary damages or that would not be binding on Purchaser; and

(viii) agree to enter into any of the transactions set forth in the foregoing paragraphs (i) through (vii).

(b) Subject to all applicable Laws, during the Put Period, Seller will, during ordinary business hours, upon reasonable notice, (i) give Purchaser and its employees, counsel, accountants and other representatives reasonable access to all management personnel engaged in the operation of the Generation Assets and all books, documents and records relating to, and all plants, offices and other facilities and properties constituting, the Generation Assets to the extent in the control of Seller or its Subsidiaries; (ii) permit Purchaser to make such reasonable inspections of the Generation Assets thereof as Purchaser may reasonably request; (iii)

furnish Purchaser with such financial and operating data and other information with respect to the Generation Assets as Purchaser may from time to time reasonably request; (iv) furnish Purchaser a copy of each material report, schedule or other document filed or received by it since the date hereof with respect to the Generation Assets with the SEC, FCC, FERC or any other Governmental Authority having jurisdiction over the Generation Assets; provided, however, that (A) any such inspection shall be conducted in such a manner as not to interfere unreasonably with the operation of the Generation Assets, (B) Seller shall not be required to take any action which would constitute a waiver of the attorney-client privilege, and (C) Seller need not supply Purchaser with any information that Seller is legally prohibited from supplying.

(c) Not later than twenty (20) Business Days after the commencement of the Put Period, Seller shall prepare and deliver, or cause to be prepared and delivered, a draft of each of the schedules, exhibits and annexes contemplated by this Article 2 and the Asset Purchase Agreement for each of the Generation Assets. Seller shall provide prompt updates and revisions to such schedules, exhibits and annexes during the remainder of the Put Period for each of the Generation Assets.

2.10 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Article 2 were not performed in accordance with the terms hereof or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement in accordance with Article 2 and Article 8, each Party will be entitled to an injunction or injunctions to prevent breaches of this Article 2 and to enforce specifically the terms and provisions of this Article 2 in any state or federal court located in New York, New York, and the Parties hereby submit to the jurisdiction of such court and agree not to raise any objection to venue in such court, this being in addition to any other remedy to which they are entitled at Law or in equity without prejudice to any other rights or remedies that may otherwise be available to such other Party.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER

Seller represents and warrants to Purchaser that except (i) as set forth in the Seller Disclosure Schedule, with specific reference to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (it being agreed that disclosure of any item in any Article or Section of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other Article or Section to which the relevance of such item is reasonably apparent), (ii) as and to the extent set forth in the Seller SEC Reports filed on or after January 1, 2008 and prior to the date of this Agreement, to the extent the relevance of the disclosure is readily apparent (excluding, in each case, any disclosures set forth in any risk factor section or in any forward looking statements (whether or not specifically identified as such), including future operating results and any other disclosures included thereon to the extent that they are cautionary, precatory or forward-looking in nature) or (iii) as set forth in the “Company Disclosure Letter” (as such term is used in the Merger Agreement), a copy of which has been provided to Purchaser, to the extent the applicability of such disclosure to the representation presented below that it is intended to modify is readily apparent:

3.1 Organization; Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority necessary to own, possess, license, operate or lease the properties that it purports to own, possess, license, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not reasonably be expected to have a Seller Material Adverse Effect. Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where its business or the character of its properties owned, possessed, licensed, operated or leased, or the nature of its activities, makes such qualification necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have a Seller Material Adverse Effect.

3.2 Authority; Enforceability. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Documents by Seller, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by the board of directors of Seller, and no other corporate action or proceeding on the part of Seller is necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents by Seller, the performance by Seller of its obligations hereunder or thereunder or the consummation by Seller of the transactions contemplated hereby or thereby. This Agreement has been and, prior to the Designated Interest Closing, the Ancillary Documents will be, duly and validly executed and delivered by Seller, and, assuming the due and valid execution and delivery of this Agreement and the Ancillary Documents by the Company and Purchaser, this Agreement constitutes and the Ancillary Documents will constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and to general principles of equity (whether considered in a proceeding at law or in equity).

3.3 No Conflict or Breach. The execution and delivery of this Agreement by Seller does not, the execution and delivery of the Ancillary Documents by Seller will not, and the performance of this Agreement and the Ancillary Documents by Seller and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate any Law or Order applicable to Seller or by which its properties are bound or subject, (ii) violate or conflict with the articles of incorporation or bylaws, each as amended to date, of Seller or (iii) result in any material breach of, violation of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or materially impair Seller’s or any of its Subsidiaries’ (including the Company’s and its Subsidiaries’) rights or alter the rights or obligations of any party under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation or imposition of any Encumbrance on any of the assets, rights, or properties of Seller or any of its Subsidiaries (including the Company and its Subsidiaries) pursuant to any Contract or Permit to which Seller or any of its Subsidiaries (including the Company and its Subsidiaries) is a party, or by which any of the assets, rights or properties of Seller or any of its Subsidiaries (including the Company and its Subsidiaries) is bound or affected.

3.4 Required Filings and Consents. Except as set forth in Section 2.2(c) and Section 3.4 of the Seller Disclosure Schedule, no consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to any Governmental Authority (the “Seller Required Regulatory Approvals”) is required to be made or obtained by Seller or any of its Subsidiaries (including the Company and its Subsidiaries), in connection with the termination of the Merger Agreement, the payment of the “Termination Fee” (as such term is defined in the Merger Agreement) payable by Seller to MidAmerican in connection with the termination of the Merger Agreement, the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

3.5 Membership Interests. Seller is the lawful owner of Seller’s Membership Interest, and Seller has good and valid title to Seller’s Membership Interest, free and clear of any and all Encumbrances. Seller’s Membership Interest constitutes one hundred percent (100%) of the outstanding equity interests of the Company. There are no Contracts between Seller and any other Person with respect to the acquisition, disposition or voting of, or any other matters pertaining to, Seller’s Membership Interest. Seller’s Membership Interest is not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, organizational document or Contract to which Seller or any of its Subsidiaries is a party or by which Seller or any of its Subsidiaries or any of their assets is bound. There are no outstanding obligations arising under any Contract of Seller or its Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or its Subsidiaries. Upon completion of the Designated Interest Closing, Seller shall have conveyed to Purchaser good and valid title to the Designated Interest free and clear of any and all Encumbrances.

3.6 Litigation. There are no Actions pending or threatened against Seller or any of its Subsidiaries that would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement and the Ancillary Documents. There is no outstanding Order against or affecting Seller or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Documents.

3.7 No Broker. Seller has not entered into any agreement with any Person to pay any broker’s, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

3.8 Termination of the Merger Agreement. Prior to the execution and delivery of this Agreement by Seller, the Merger Agreement has been validly terminated in accordance with its terms, the “Termination Fee” (as such term is defined in the Merger Agreement) has been paid by Seller and the Merger Agreement is of no further force or effect (except for such sections of the Merger Agreement that by their express terms survive any termination of the Merger Agreement).

3.9 Reports and Seller Financial Statements. Since December 31, 2004, Seller and its Subsidiaries have filed or furnished, as applicable, on a timely basis (taking into account all applicable grace periods) all forms, statements, certifications, reports and documents required to be filed or furnished by them under the Securities Act, the Exchange Act, the Public Utility Holding Company Act of 1935, as amended and in effect prior to its repeal effective February 8, 2006, the Energy Policy Act of 2005, the Federal Power Act, the Communications Act of 1934 as amended by the Telecommunications Act of 1996, the Atomic Energy Act, and applicable state public utility Laws (collectively, the “Seller Reports”). The Seller Reports have complied, as of their respective dates, or if not yet filed or furnished, will comply, with all applicable requirements of the appropriate statutes and the rules and regulations thereunder. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), each form, certification, report, schedule, registration statement, definitive proxy statement or other document filed with or furnished to the SEC after December 31, 2004 by Seller (the “Seller SEC Reports”), did not, or if not yet filed or furnished, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Seller SEC Reports, at the time of its filing or being furnished, complied in all material respects, or if not yet filed or furnished, will comply in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Seller SEC Reports. Seller is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange and the Chicago Stock Exchange. Each of the audited consolidated financial statements and unaudited interim financial statements of Seller included in or incorporated by reference into the Seller SEC Reports (including the related notes and schedules) (collectively, the “Seller Financial Statements”) has been prepared in accordance with GAAP, consistently applied during the periods involved (except as may be indicated therein or in the notes thereto and subject, in the case of unaudited statements, to normal year-end audit adjustments) and fairly presents, or, in the case of Seller SEC Reports after the date hereof, will fairly present, in all material respects, the consolidated financial position of Seller and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments.

3.10 No Undisclosed Liabilities. Except for matters reflected as liabilities or reserved against in the balance sheet (or notes thereto) as of December 31, 2007, included in the Seller Financial Statements, as of the date of this Agreement, none of Seller nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature required by GAAP to be reflected on a consolidated balance sheet of Seller and its Subsidiaries (including the notes thereto), except liabilities or obligations that were incurred since December 31, 2007 in the ordinary course of business consistent in kind and amount with past practice.

3.11 Absence of Certain Changes or Events. Except as expressly contemplated or permitted by this Agreement, since December 31, 2007, Seller and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice; provided, that this Section 3.11 shall not apply to the retail or wholesale businesses of such Persons.

3.12 Solvency. Assuming that the transactions contemplated by this Agreement to be consummated at the Designated Interest Closing were effected on the date hereof, and the execution and delivery of the Series B Preferred Purchase Agreement and the consummation of the transactions contemplated thereby immediately prior to the execution of this Agreement, as of the date hereof, (a) Seller is able to pay its debts as they become due, (b) Seller owns property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and (c) Seller has adequate capital to carry on its businesses. No transfer of property is being or will be made and no obligation is being or will be incurred in connection with the transactions contemplated by this Agreement or the Series B Preferred Purchase Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or any other Person.

3.13 No Vote Required. No vote of the holders of any class or series of the capital stock or any other securities of Seller or any of its Subsidiaries is required to approve the execution and delivery of this Agreement and the Ancillary Documents by Seller and the Company, the performance by Seller and the Company of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

3.14 No Obligor or Guarantor. None of the consummation of the Put Option transactions contemplated under Article 2 or the sale of the Designated Interest, individually or in the aggregate, will require Purchaser or any of its Subsidiaries or Affiliates to assume, or to become an obligor or guarantor on, any note, bond, mortgage, indenture or any Indebtedness of Seller, the Company or any of their Subsidiaries.

3.15 Credit Agreements. Each of the Amended and Restated Credit Agreements has been fully executed by Seller and the necessary parties thereto and dated the same date as this Agreement, and all conditions precedent to effectiveness contained in the Amended and Restated Credit Agreements have been satisfied or waived by the parties entitled to waive such conditions. Each of the Amended and Restated Credit Agreements is valid and binding on each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general principles of equity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Seller represents and warrants to Purchaser that except (i) as set forth in the Seller Disclosure Schedule, with specific reference to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (it being agreed that disclosure of any item in any Article or Section of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other Article or Section to which the relevance of such item is reasonably apparent), (ii) as and to the extent set forth in the Seller SEC Reports filed on or after January 1, 2008 and prior to the date of this Agreement, to the extent the relevance of the disclosure is readily apparent (excluding, in each case, any disclosures set forth in any risk factor section or in any forward looking statements (whether or not specifically identified as such), including future operating results and any other disclosures included thereon to the extent that they are cautionary, precatory or forward-looking in nature), (iii) to the extent it relates to the operations of UniStar Nuclear Energy, LLC and its Subsidiaries (“UniStar”), or (iv) as set forth in the “Company Disclosure Letter” (as such term is used in the Merger Agreement), a copy of which has been provided to Purchaser, to the extent the applicability of such disclosure to the representation presented below that it is intended to modify is readily apparent:

4.1 Organization; Authority. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company has the requisite limited liability company power and authority necessary to own, possess, license, operate or lease the properties that it purports to own, possess, license, operate or lease and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where its business or the character of its properties owned, possessed, licensed, operated or leased, or the nature of its activities, makes such qualification necessary. The Company has heretofore made available to Purchaser complete and correct copies of the Company Organizational Documents set forth in Section 4.1 of the Seller Disclosure Schedule, which are all of the Company’s organizational documents. The Company is not in violation of any provision of the Company Organizational Documents that are in effect as of the date hereof.

4.2 Subsidiaries.

(a) Each Subsidiary of the Company is identified on Section 4.2(a) of the Seller Disclosure Schedule. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Each Subsidiary of the Company has the requisite power and authority necessary to own, possess, license, operate or lease the properties that it purports to own, possess, license, operate or lease and to carry on its business as it is now being conducted. Each Subsidiary of the Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where its business or the character of its properties owned, possessed, licensed, operated or leased, or the nature of its activities, makes such qualification necessary.

(b) The Company has heretofore made available to Purchaser complete and correct copies of the Subsidiary Organizational Documents, as applicable, of each Subsidiary of the Company set forth in Section 4.2(b) of the Seller Disclosure Schedule, which are all of each Subsidiary’s organizational documents, each as in full force and effect as of the date hereof. Each Subsidiary of the Company is not in violation of any provision of its Subsidiary Organizational Documents that are in effect as of the date hereof. All of the outstanding equity interests of each Subsidiary of the Company are owned directly by the Company free and clear of all Encumbrances. All of the equity interests of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable. There are no proxies or voting agreements with respect to any equity interests of any such Subsidiary. There are no options, puts, calls, right of first refusal, warrants or other rights, agreements, arrangements, restrictions or commitments of any character obligating the Company or any of the Subsidiaries of the Company to issue, sell, redeem, repurchase or exchange any equity interests in or debt securities of any of the Subsidiaries of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any of the Subsidiaries of the Company or any other Person.

(c) Except as set forth in Section 4.2(c) of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries owns of record or beneficially any equity interests in any Person.

(d) Each Subsidiary of the Company owns the percentage interest in the Facility set forth opposite the name of such Subsidiary on Section 4.2(d) of the Seller Disclosure Schedule.

4.3 Capitalization of the Company. The capitalization of the Company consists of one class of common interests (the “Common Interests”). Immediately prior to the Designated Interest Closing, there will be one Common Interest of the Company which is duly authorized, validly issued, fully paid and nonassessable and are free and clear from any preemptive or other similar rights. The Common Interests are held solely by Seller. Other than the aforementioned Common Interest held by Seller, no equity interests in the Company are issued or outstanding. There are (i) no options, puts, calls, warrants, rights of first refusal or other rights, agreements, arrangements, restrictions, or commitments of any character obligating the Company to issue, sell, redeem, repurchase or exchange any membership interests of or debt securities in the Company and (ii) no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which members of the Company may vote (whether or not dependent on conversion or other trigger event). No member of the Company is a party to or holds membership interests in the Company bound by or subject to any voting agreement, voting trust, proxy or similar arrangement. There are no existing registration covenants with respect to the Company’s membership interests or any other securities of the Company or any of its Subsidiaries. No dividends, distributions or other payments have been approved or declared by the Company and remain unpaid or are in arrears.

4.4 Authority; Enforceability. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and the Operating Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Operating Agreement by the Company, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by the board of managers or other governing body of the Company, and no other limited liability action or proceeding on the part of the Company is necessary to authorize the execution and delivery of this Agreement or the Operating Agreement by the Company, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby or thereby. This Agreement has been and, prior to the Designated Interest Closing the Operating Agreement will be, duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement and the Operating Agreement by Seller and Purchaser, this Agreement constitutes and the Operating Agreement will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and to general principles of equity (whether considered in a proceeding at law or in equity).

4.5 No Conflict or Breach. The execution and delivery of this Agreement by the Company does not, the execution and delivery of the Operating Agreement by the Company will not, and the performance of this Agreement and the Operating Agreement by the Company and the consummation of the transactions contemplated hereby or thereby will not, (i) conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or subject, (ii) violate or conflict with the Company Organizational Documents or the Subsidiary Organizational Documents or (iii) result in any material breach of, violation of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or materially impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any party under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation or imposition of any Encumbrance on any of the assets, rights, or properties of the Company or any of its Subsidiaries pursuant to any Contract or Permit to which the Company or any of its Subsidiaries is a party, or by which any of the assets, rights or properties of the Company or any of its Subsidiaries is bound or affected.

4.6 Required Filings and Consents. Except as set forth on Section 4.6 of the Seller Disclosure Schedule, no consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to any Governmental Authority (the “Company Required Regulatory Approvals”) is required to be made or obtained by the Company or any of its Subsidiaries, in connection with the execution and delivery of this Agreement and the Operating Agreement by the Company, the performance by the Company of its obligations hereunder or thereunder, or the consummation by the Company of the transactions contemplated hereby or thereby.

4.7 Reports. Since December 31, 2004, each of the Company and its Subsidiaries has filed or caused to be filed with the applicable state or local utility commissions or regulatory bodies, the SEC, the NRC, the FCC, the Department of Energy and FERC, as the case may be, all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by the Company or any of its Subsidiaries with respect to the Facilities or the ownership or operation thereof under each of the applicable state public utility laws, the Federal Power Act, the Public Utility Holding Company Act of 2005, the Atomic Energy Act, the Energy Reorganization Act, and the Price-Anderson Act and the respective rules and regulations thereunder. All such filings complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder in effect on the date each such report was filed.

4.8 Litigation. There are no, and there have not been any, material Actions pending or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors in their capacity as such. Neither the Company nor any of its Subsidiaries nor any of their respective properties is subject to any Order relating to the conduct of the business of the Company or its Subsidiaries.

4.9 [RESERVED]

4.10 Ownership and Sufficiency of Assets. The Company and its Subsidiaries taken as a whole have ownership of or rights in, free and clear of Encumbrances, except Permitted Encumbrances, all of the assets, properties and rights (including all books and records) used in or necessary for the conduct of their business in all material respects as currently conducted or reasonably anticipated to be conducted. The Company and its Subsidiaries conduct all of the Nuclear Business and neither Seller nor any of its Subsidiaries (other than the Company and its Subsidiaries) owns or has other rights in any assets or facilities used in connection with the Nuclear Business. The Company and its Subsidiaries do not conduct any material business or operations other than with respect to the ownership and operation of the Facilities and sale of the capacity, energy or ancillary services generated thereby. All of the tangible assets owned or leased by the Company or its Subsidiaries are in satisfactory operating condition for the uses to which they are being put, subject to ordinary wear and tear and ordinary maintenance requirements.

4.11 [RESERVED].

4.12 Absence of Certain Changes or Events. Since December 31, 2007, except as set forth in Section 4.12 of the Seller Disclosure Schedule, (i) the Company and its Subsidiaries have conducted their business in the ordinary course, (ii) there has not been any change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (iii) there has not been any material change, destruction or casualty loss to any of the Facilities, whether or not covered by insurance, (iv) neither the Company nor any of its Subsidiaries has sold, transferred, mortgaged, pledged or otherwise disposed of any of its material properties or assets, other than goods or services sold in the ordinary course of business, or made or entered into any agreement, commitment or transaction that is material to the Company and its Subsidiaries taken as a whole other than in the ordinary course of business, (v) neither the Company nor any of its Subsidiaries has declared, set aside, made or paid any distribution or other dividend, payable in cash, equity interest, property or otherwise other than in the ordinary course of business, and (vi) except as required by existing Contracts or Plans in the ordinary course of business consistent with past practice, there has not been any material increase in compensation or benefits to directors, officers or employees of the Company or any of its Subsidiaries.

4.13 Compliance with Applicable Law; Permits. Except as set forth in Section 4.13 of the Seller Disclosure Schedule, the Company and its Subsidiaries hold all permits, licenses, approvals, certifications and authorizations from any Governmental Authority that are necessary for the lawful conduct of their business (collectively, “Permits”). The Company and each of its Subsidiaries are not in material violation of any, and have conducted their business in material compliance with, applicable Laws relating to the Company or any of its Subsidiaries. None of the Permits will lapse, terminate or otherwise cease to be valid as a result of the consummation of the transactions contemplated hereby.

4.14 Contracts.

(a) Except as set forth in Section 4.14(a) of the Seller Disclosure Schedule, neither the Company nor any Subsidiary of the Company is, as of the date of this Agreement, a party to any Contract (i) relating to the ownership, operation and maintenance of the Facilities that involves an amount in excess of $10,000,000 annually (the “Company Agreements”), (ii) relating to the procurement or fabrication of nuclear fuel (the “Fuel Contracts”), (iii) relating to the employment of any director, officer or employee who is compensated in an amount in excess of $100,000 annually (the “Employment Contracts”), (iv) that is a non-competition Contract or other Contract that (w) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Designated Interest Closing, Purchaser or its Subsidiaries) or any of their Affiliates may engage or the manner or geographic area in which any of them may so engage in any business, except for franchise agreements containing customary provisions between the Company or one of its Subsidiaries and the applicable jurisdictions, (x) would require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Designated Interest Closing, Purchaser or its Subsidiaries) or any of their Affiliates as a result of the consummation of the transactions contemplated by this Agreement, (y) is a material Contract that grants “most favored nation” status that, following completion of the transactions contemplated by this Agreement, would apply to Purchaser and its Subsidiaries, or (z) prohibits or limits, in any material respect, the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights (the “Non-Competition Contracts”); (v) that, whether before or after the Designated Interest Closing would bind, or be applicable to the conduct of, Purchaser or its Subsidiaries (other than the Company or its Subsidiaries) in any materially adverse respect (the “Ongoing Contracts”); and (vi) for the sale or transmission of capacity, energy or ancillary services from any of the Facilities, or the interconnection of any of the Facilities with the transmission grid (“Power Purchase Contracts,” and together with the Company Agreements, the Fuel Contracts, the Employment Contracts, the Non-Competition Contracts and the Ongoing Contracts, the “Material Contracts”).

(b) Seller has provided Purchaser with, or made available to Purchaser, a correct and complete copy of each of the Material Contracts, which are all of the Material Contracts. Each of the Material Contracts is valid and binding on each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general principles of equity. Each of the Company and any of its Subsidiaries has performed all obligations required to be performed by it under, and is otherwise in material compliance with the terms of, each of the Material Contracts. No event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a material default or material violation on the part of the Company or any of its Subsidiaries under any of the Material Contracts. To the Knowledge of Seller, no other party to any of the Material Contracts is in material default or material violation of any Material Contract, except as set forth on Section 4.14(b)(i) of the Seller Disclosure Schedule. As used in this Agreement, the term “Knowledge of Seller” shall mean the actual knowledge of the officers of Seller listed on Section 4.14(b)(ii) of the Seller Disclosure Schedule after due inquiry.

4.15 NRC Licenses.

(a) The Company and its Subsidiaries have all Permits and other consents and approvals applicable to the Facilities that are issued by the NRC and are necessary to the ownership and operation of the Facilities as presently operated, pursuant to the requirements of all Nuclear Laws and all such Permits are in full force and effect. The Company and its Subsidiaries have not received any written notification which remains unresolved that it is in material violation of any such Permits, or any order, rule, regulation or decision of the NRC with respect to the Facilities. The Company and its Subsidiaries are in material compliance with all Nuclear Laws and all orders, rules, regulations, or decisions of the NRC applicable to them with respect to the Facilities.

(b) Section 4.15(b) of the Seller Disclosure Schedule sets forth all NRC licenses applicable to the Facilities and currently in effect.

4.16 Regulation as a Utility. The Company is not subject to regulation as a public utility or as a public service company (or similar designation) under the Federal Power Act or the laws of any state of the United States, any foreign country or any municipality or any political subdivision of the foregoing. Except with respect to local tax and zoning laws, none of the Subsidiaries of the Company is, as a result of its ownership or operation of the Facilities, subject to regulation as a public utility or public service company (or similar designation) by any state of the United States other than New York, or by any foreign country or any municipality or any political subdivision of the foregoing.

4.17 Decommissioning Funds.

(a) Except as described on Section 4.17(a) of the Seller Disclosure Schedule, with respect to all periods prior to the Designated Interest Closing: (i) each of the Decommissioning Funds has been a trust, validly existing under the Laws of the Commonwealth of Pennsylvania, with all requisite authority to conduct its affairs as it now does; (ii) the Qualified Decommissioning Funds satisfied the requirements necessary for each such fund to be treated as a “Nuclear Decommissioning Fund” and a “Qualified Nuclear Decommissioning Fund” within the meaning of Treas. Reg. §1.468A-1(b)(3) or Temporary Treas. Reg. § 1.468A-1T(b)(4), as applicable; (iii) the Decommissioning Funds for each Facility are in compliance with all applicable Laws of the NRC, FERC, the IRS, PSCMD, PSCNY and any other Governmental Authority; (iv) the Qualified Decommissioning Funds have not engaged in any acts of “self-dealing” as such term is defined in Treas. Reg. § 1.468A-5(b)(2) or Temporary Treas. Reg. § 1.468A-5T(b)(2), as applicable; (v) no “excess contribution,” as such term is defined in Treas. Reg. § 1.468A-5(c)(2)(ii) or Temporary Treas. Reg. § 1.468A-5T(c)(2)(ii), as applicable, has been made to the Qualified Decommissioning Funds which has not been withdrawn within the period provided under Treas. Reg. § 1.468A-5(c)(2)(i) or Temporary Treas. Reg. § 1.468A-5T(c)(2)(i), as applicable; and (vi) the Company has timely made valid elections to make annual contributions to the Decommissioning Funds and the Company has made available copies of such elections requested by Purchaser for the Tax years ended December 31, 2001 through 2007.

(b) Seller has heretofore delivered or made available to Purchaser a copy of the decommissioning trust agreements with respect to each Decommissioning Fund, as in effect on the date of this Agreement.

(c) With respect to all periods prior to the Designated Interest Closing, (i) the Company and its Subsidiaries or the trustee of each of the Decommissioning Funds has filed or caused to be filed with the NRC, FERC, PSCMD, PSCNY and any other Governmental Authority all material forms, statements, reports, documents (including all exhibits, amendments and supplements thereto) required to be filed by such entities and (ii) there are no interim rate orders that may be retroactively adjusted or retroactive adjustments to interim rate orders that may affect amounts that may be contributed to the Decommissioning Fund. The Company and its Subsidiaries have delivered or made available to Purchaser a copy of the schedule of ruling amounts most recently issued by the IRS for the Decommissioning Funds and a complete copy of the currently pending request for revised ruling amounts, together with all exhibits, amendments and supplements thereto. Any amounts contributed to the Qualified Decommissioning Funds while such ruling request is pending before the IRS and which are finally determined to exceed the applicable amounts provided in the schedule of ruling amounts issued by the IRS will be withdrawn from the Qualified Decommissioning Funds within the period provided in Treas. Reg. § 1.468A-5(c)(2)(i) or Temporary Treas. Reg. § 1.468A-5T(c)(2)(i), as applicable.

(d) The Company has made available to Purchaser a statement of assets and liabilities verified by the trustee of each Decommissioning Fund for such Decommissioning Fund as of December 31, 2006 and will make an unaudited statement of assets and liabilities as of the last Business Day before the Designated Interest Closing available within sixty (60) days after the Designated Interest Closing, and such statements present or will present fairly in all material respects as of such dates the financial position of the Decommissioning Funds.

(e) The Decommissioning Funds have filed or as of the Designated Interest Closing Date will have filed all material Tax Returns required to be filed prior to the Designated Interest Closing Date with respect to all taxable periods ending on or prior to the Designated Interest Closing Date, including returns for estimated income Taxes; such Tax Returns are true, correct and complete in all material respects, and all Taxes shown to be due on such Tax Returns have been paid in full. Except as set forth in Section 4.17(e) of the Seller Disclosure Schedule, no notice of deficiency or assessment has been received from any taxing authority with respect to any liability for Taxes of the Decommissioning Funds which have not been fully paid or finally settled, and any such deficiency shown on Section 4.17(e) of the Seller Disclosure Schedule is being contested in good faith through appropriate proceedings. Except as set forth in Section 4.17(e) of the Seller Disclosure Schedule, there are no outstanding agreements or waivers extending the applicable statutory periods of limitations for any Taxes associated with the Decommissioning Funds for any period.

4.18 Properties.

(a) The Company and its Subsidiaries have marketable title to all of the land owned by and related to the business of the Company and its Subsidiaries, together with all buildings, facilities, fixtures and other improvements thereon, including the Facilities (but excluding any personal property of the Company or its Subsidiaries) and all of the Company’s and its Subsidiaries’ rights arising out of the ownership thereof or appurtenances thereto, including all related easements and rights of ingress and egress and the water intake and discharge structures to the extent such structures may be deemed real property (collectively, the “Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances.

(b) Section 4.18(b) of the Seller Disclosure Schedule sets forth a list of all Real Property leased to the Company or any of its Subsidiaries by a third party pursuant to a lease, sublease or similar Contract under which the Company or one of its Subsidiaries is the lessee or sublessee (collectively, the “Company Leases”).

(c) Copies of all Company Leases set forth on Section 4.18(b) of the Seller Disclosure Schedule have heretofore been furnished or made available to Purchaser, which are all of the Company Leases. Each such Company Lease is in full force and effect, without modification or amendments from the form furnished to Purchaser and is valid, binding and enforceable in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general principles of equity. Neither the Company nor any of its Subsidiaries has assigned its interest under any of the Company Leases, or subleased all or any part of the space demised thereby, to any third party. Neither the Company nor any of its Subsidiaries is in default under any material provision of the Company Leases.

4.19 Operations. The operations of the Facilities are and have been conducted in compliance in all material respects with all applicable Laws and Permits. Each of the Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned Release therefrom of radioactive materials and each such plan conforms with the requirements of applicable Law in all material respects. The operations of the Facilities are not the subject of any material outstanding notices of violation or material requests for information from the NRC or any other agency with jurisdiction over such facility. No Facility is listed by the NRC in the ‘unacceptable performance’ column of the NRC Action Matrix as a part of the NRC’s Assessment of Licensee Performance.

4.20 Intellectual Property. Except as would not have or be reasonably expected to have a Company Material Adverse Effect, no proceedings have been instituted, or are pending or, to the Knowledge of Seller, threatened, that challenge the rights of the Company or any of its Subsidiaries in respect of the Owned Company Intellectual Property. Except as would not have or be reasonably expected to have a Company Material Adverse Effect the operations of the Company and its Subsidiaries as presently conducted do not infringe or otherwise violate any Intellectual Property rights of any other Person, no Person is materially infringing or otherwise violating any of the Owned Company Intellectual Property and the Company has not issued or received any written notice thereof since January 1, 2006.

4.21 Environmental Compliance. Except as would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries have obtained and hold all Environmental Permits used in or necessary for the ownership and operation of the Facilities as conducted prior to the Designated Interest Closing Date;

(b) The Facilities are in compliance with all terms, conditions and provisions of, and have not received since January 1, 2006 any written notice from any Governmental Authority that they are not or have not been in compliance with (i) all applicable Environmental Laws and (ii) all material Environmental Permits;

(c) There are no Environmental Claims pending or, to the Knowledge of Seller, threatened against the Company or its Subsidiaries or with respect to the Facilities and the Company is not aware of any facts or circumstances which are reasonably likely to form the basis for any Environmental Claim against the Company or its Subsidiaries with respect to the Facilities;

(d) To the Knowledge of Seller, no Releases of Hazardous Materials have occurred at, from, on, or under the Site, and no Hazardous Materials are present on or migrating from the Site, that are reasonably likely to give rise to a Environmental Claim against the Company or require any Remediation;

(e) No Site nor any portion thereof is an Environmental Clean-up Site and, to the Knowledge of Seller, none of the Company or any of its Subsidiaries has transported or arranged for treatment, storage, handling, disposal or transportation of any Hazardous Materials from any Site to any location which is an Environmental Clean-up Site; and

(f) Except as in compliance with Environmental Law, there are no (i) underground storage tanks, active or abandoned, or (ii) polychlorinated-biphenyl-containing equipment located at any Site.

4.22 Taxes. Except as set forth in Section 4.21 of the Seller Disclosure Schedule:

(a) Each of the Company and its Subsidiaries (and any affiliated group filing a consolidated, combined, or unitary Tax Return of which either the Company or its Subsidiaries is or has been a member) has timely filed (or caused to be timely filed) with the appropriate Taxing Authority and in accordance with applicable Law all Tax Returns required to be filed by or with respect to it (taking into account all valid extensions) and all such Tax Returns are true, correct and complete in all material respects. The Company and its Subsidiaries have timely paid all Taxes required to be paid (whether or not shown as due on any Tax Return) and, in the case of Taxes that have not yet become payable, adequate reserves have been established on the Company Financial Statements in accordance with GAAP.

(b) The Company and its Subsidiaries have complied with all applicable Laws relating to the withholding and payment of Taxes and have, within the time and manner prescribed by applicable Laws, withheld and paid over to the proper Taxing Authorities all amounts required to be withheld and paid over by them.

(c) No federal, state, local or non-U.S. audit or other administrative proceeding or court proceeding (each an “Audit”) is presently being conducted with regard to Taxes or Tax Returns of either the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice that there any pending or threatened Audits with regard to Taxes or Tax Returns of the Company or any of its Subsidiaries. All deficiencies asserted or assessments made as a result of any Audits have been paid in full.

(d) Neither the Company nor any of its Subsidiaries has requested an extension of time within which to file any Tax Return in respect of any Tax period that has subsequently not been timely filed, and no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of the Company or any of its Subsidiaries.

(e) There are no Encumbrances for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for statutory liens for Taxes not yet due or payable.

(f) Neither the Company nor any of its Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or non-U.S. Law (other than a group the common parent of which is or was Seller), or has any liability for the Taxes of any other Person (other than Seller or any Affiliate thereof) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law or under applicable Law as a transferee or successor.

(g) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings (including any request for permission with respect to a change in any accounting method) have been entered into, requested or issued by any Taxing Authority with respect to the Company or any of its Subsidiaries. No power of attorney has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes. Neither the Company nor any of its Subsidiaries has received a written Tax opinion from a law firm or accounting firm with respect to any transaction or item relating to the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (each, within the meaning of Section 355 of the Code) in any distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j) There are not in force or effect for the Company or any of its Subsidiaries any Tax indemnity agreements, Tax sharing agreements, Tax allocation agreements or any similar agreement that would require the Company or any of its Subsidiaries to pay material Taxes or pay another party for material Tax losses, entitlements or refunds.

(k) Neither the Company nor any of its Subsidiaries is required to make any adjustment pursuant to Section 481 of the Code (or any corresponding provision of applicable Law) for any taxable period ending after the Designated Interest Closing Date as a result of a change in accounting method, and neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Designated Interest Closing Date as a result of any intercompany transaction occurring at or before the Designated Interest Closing, or any installment sale, prepaid amounts, open transaction disposition or other transaction made on or prior to Closing.

(l) To Seller’s Knowledge, neither the Company nor any of its Subsidiaries has participated in any reportable transactions that were required to be disclosed pursuant to Treasury Regulation Section 1.6011-4 or any predecessor of Treasury Regulation Section 1.6011-4.

(m) Neither the Company nor any of its Subsidiaries has received written notice from any Taxing Authority in a jurisdiction where it does not file a Tax Return asserting that it is subject to tax by, or required to file a Tax Return in, that jurisdiction.

(n) To Seller’s Knowledge, each Tax Return position that could give rise to an understatement of the United States federal income tax liability of the Company or any of its Subsidiaries within the meaning of Section 6662(d) of the Code is adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there was at the relevant time no substantial authority for such position.

(o) None of the assets of the Company or its Subsidiaries (i) is required to be treated as “tax-exempt use property” within the meaning of Section 168(h) of the Code, (ii) is subject to the provisions of Section 168(f) of the Code, or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

4.23 Employee Benefits.

(a) Section 4.23(a)(i) of the Seller Disclosure Schedule contains a true and complete list of each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); and each other material employee benefit plan, fund, program, agreement or arrangement, in each case that is sponsored, maintained or contributed to or required to be contributed to by the Company or any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) for the benefit of any current or former employee of the Company or its Subsidiaries (the “Plans”). Except as set forth in Section 4.23(a)(ii) of the Seller Disclosure Schedule, no Plan is subject to Section 302, Section 303 or Title IV of ERISA or Section 412 of the Code or is a ‘multiemployer plan’ within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(b) With respect to each Plan, Seller has delivered to Purchaser a true and complete copy of such Plan and a true and complete copy of the following items (in each case, only if applicable) (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed annual report on the IRS Form 5500, and (iv) the most recently received IRS determination letter. Section 4.23(b)(i) of the Seller Disclosure Schedule contains a true and complete list of each Plan sponsored or maintained by the Company or any of its Subsidiaries at or after the Designated Interest Closing. No liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring a liability under Title IV of ERISA. Except as set forth in Section 4.23(b)(ii) of the Seller Disclosure Schedule, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated solely by applicable Law, (B) death benefits or retirement benefits under any “employee pension benefit plan”, as defined in Section 3(2) of ERISA, (C) deferred compensation benefits accrued as liabilities on the books of the Company or (D) benefits the costs of which are borne by the current or former employee or his or her beneficiary.

(c) Each Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code.

(d) Each Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

(e) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any employee to severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer or (iii) cause any amounts payable under the Plans to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(f) Except as set forth in Section 4.23(f) of the Seller Disclosure Schedule, there are no material pending claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

4.24 Employment Matters.

(a) Except as set forth in Section 4.24 of the Seller Disclosure Schedule, no employee of the Company or any of its Subsidiaries is represented by any union or covered by any collective bargaining agreement, no labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Seller, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.

(b) There are no pending or, to the Knowledge of Seller, threatened employee strikes, work stoppages, slowdowns, picketing or material labor disputes with respect to any employees of the Company or its Subsidiaries, and, since January 1, 2003, none of the Company or its Subsidiaries has experienced any strike, work stoppage, lock-up, slow-down or other material labor dispute.

(c) None of the Company or its Subsidiaries has, to the Knowledge of Seller, since January 1, 2006, engaged in any unfair labor practice and there are no complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any similar state or local labor agency by or on behalf of any employee of the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries are in compliance in all material respects with all federal and state Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, immigration, wages, hours and benefits, non-discrimination in employment, workers compensation, the collection and payment of withholding and/or payroll taxes and similar taxes, including but not limited to the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Equal Employment Opportunity Act of 1972, the Equal Pay Act, the National Labor Relations Act, the Americans with Disabilities Act of 1990, the Vietnam Era Veterans Reemployment Act, the Uniformed Services Employment and Reemployment Rights Act, the Family and Medical Leave Act and the Occupational Safety and Health Act of 1970 and any and all similar applicable state and local Laws.

(e) Each of the Company and its Subsidiaries is and, during the ninety (90)-day period prior to the date of this Agreement, has been in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state or local Law.

4.25 Insurance. Seller has delivered to Purchaser correct and complete copies of current property damage, fire, liability, Nuclear Insurance Policies, worker’s compensation and other forms of insurance of the Company and its Subsidiaries (the “Insurance Policies”) listed in Section 4.25 of the Seller Disclosure Schedule, which are all of the Company’s and its Subsidiaries’ current insurance coverages. The insurance provided under the Insurance Policies is in such amounts, with such deductibles and against such risks and losses as are reasonable in respect of the operations of the business of the Company and its Subsidiaries. The Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid in full (other than retroactive premiums which may be payable with respect to NEIL policies), and no written notice of cancellation or termination has been received with respect to any such Insurance Policy which has not been replaced on substantially similar terms prior to the date of such cancellation. There are no pending claims under the Insurance Policies by the Company or any of its Subsidiaries.

4.26 Books and Records. The Company has kept adequate books and records, which set forth an accurate account of all of the transactions of the Company and its Subsidiaries as required by applicable Laws and accounting policies.

4.27 No Broker. Neither the Company nor any of its Subsidiaries has entered into any agreement with any Person to pay any broker’s, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

4.28 Indebtedness. Except as set forth in Section 4.28 of the Seller Disclosure Schedule, none of the Company or any Subsidiary of the Company has any Indebtedness and there are no Contracts relating to outstanding Indebtedness by which the Company or any of the Subsidiaries of the Company are bound.

4.29 Affiliate Transactions. Except as set forth in Section 4.29 of the Seller Disclosure Schedule, there are no Contracts between the Company and any Subsidiary of the Company on the one hand and Seller and any Subsidiary of Seller (other than the Company and any of its Subsidiaries) on the other hand (“Affiliate Agreements”).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that except as set forth in the Purchaser Disclosure Schedule, with specific reference to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (it being agreed that disclosure of any item in any Article or Section of the Purchaser Disclosure Schedule shall be deemed disclosure with respect to any other Article or Section to which the relevance of such item is reasonably apparent):

5.1 Organization; Qualification. Purchaser is a corporation validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority necessary to own, possess, license, operate or lease the properties that it purports to own, possess, license, operate or lease and to carry on its business as it is now being conducted, except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.2 Authority; Enforceability. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Documents by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder, and the consummation by Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by the board of directors of Purchaser, and no other corporate action or proceeding on the part of Purchaser is necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents by Purchaser, the performance by Purchaser of its obligations hereunder or thereunder or the consummation by Purchaser of the transactions contemplated hereby or thereby. This Agreement has been and, prior to the Designated Interest Closing, the Ancillary Documents will be, duly and validly executed and delivered by Purchaser, and, assuming the due and valid execution and delivery of this Agreement and the Ancillary Documents by the Company and Seller, this Agreement constitutes and the Ancillary Documents will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (whether considered in a proceeding at law or in equity).

5.3 No Conflict or Breach. The execution and delivery of this Agreement by Purchaser does not, the execution and delivery of the Ancillary Documents by Purchaser will not, and the performance of this Agreement and the Ancillary Documents by Purchaser and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate any Law or Order applicable to Purchaser or by which its properties are bound or subject, (ii) violate or conflict with the charter or bylaws or any other similar organizational documents, each as amended to date, of Purchaser or (iii) result in any material breach of, violation of, or constitute a material default (or an event which with notice or lapse of time, or both, would become a material default) under, or materially impair Purchaser’s or any of its Subsidiaries’ rights or alter the rights or obligations of any party under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation or imposition of any Encumbrance on any of the assets, rights, or properties of Purchaser or any of its Subsidiaries pursuant to any Contract or Permit to which Purchaser or any of its Subsidiaries is a party, or by which any of the assets, rights or properties of Purchaser or any of its Subsidiaries is bound or affected, except in each of the case of (ii) and (iii) above as would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.4 Required Filings and Consents. Except as set forth in Section 5.4 of the Purchaser Disclosure Schedule, no consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to any Governmental Authority (the “Purchaser Required Regulatory Approvals”) is required to be made or obtained by Purchaser or any of its Subsidiaries, in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

5.5 Litigation. There are no Actions pending or threatened against Purchaser or any of its Subsidiaries that would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement and the Ancillary Documents. There is no outstanding Order against or affecting Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Documents, except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.6 No Broker. Purchaser has not entered into any agreement with any Person to pay any broker’s, finder’s or similar fee in connection with the transactions contemplated by this Agreement, other than any such Persons whose fees will be paid by Purchaser.

5.7 Financial Capability. Purchaser has sufficient funds available to it through corporate funds, existing credit facilities or commitments from financial institutions to provide sufficient funds to pay the Purchase Price on the Designated Interest Closing Date and the respective Exercise Prices on each Put Option Closing Date, if any, and to enable Purchaser to timely perform all of its obligations under this Agreement.

5.8 Purchase for Investment. Purchaser is purchasing the Designated Interest for its own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to or for resale or distribution thereof in whole or in part. Except as set forth in the Operating Agreement, Purchaser does not have any Contract with any Person to sell, transfer or grant participations in the Designated Interest to such Person. Purchaser is an accredited investor as that term is defined in Rule 501(a) under the Securities Act.

ARTICLE 6

COVENANTS OF THE PARTIES

6.1 Conduct of Business.

(a) Purchaser acknowledges that, from the date hereof to the Designated Interest Closing Date, the Company and its Subsidiaries, as the owners and licensed operators of the Facilities, retain the exclusive responsibility for safe, secure and reliable operation of the Facilities, and nothing in this Agreement shall in any way alter the licensed operator’s duties or obligations under any Law or NRC licenses. Except as described in Section 6.1 of the Seller Disclosure Schedule, during the period from the date hereof to the Designated Interest Closing Date or earlier termination of this Agreement, Seller shall cause the Company and the Subsidiaries of the Company to, and the Company and its Subsidiaries shall, operate and maintain, or cause to be operated and maintained, the Facilities in the ordinary course consistent with Good Utility Practices and past practices at the Facilities; it being understood that any actions deemed reasonably necessary in the operation of the Facilities in accordance with Good Utility Practices shall be deemed to be in the ordinary course. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Designated Interest Closing Date or earlier termination of this Agreement, Seller, the Company and its Subsidiaries (i) shall use and cause to be used commercially reasonable efforts to preserve intact the Facilities and preserve the goodwill and relationships with the employees, contractors, vendors, suppliers and others having business dealings with Seller, the Company and its Subsidiaries with respect thereto and (ii) shall comply in all material respects with all applicable Laws relating to the Facilities and the employees of the Company and its Subsidiaries, including without limitation all Nuclear Laws and Environmental Laws. Notwithstanding the foregoing, except as contemplated in this Agreement, as described on Section 6.1 of the Seller Disclosure Schedule or for any actions deemed reasonably necessary in the operation of the Facilities in accordance with Good Utility Practices, during the period from the date hereof to the Designated Interest Closing Date or earlier termination of this Agreement, without the prior written consent of Purchaser, which consent will not be unreasonably withheld, Seller (solely with respect to the Company, the Subsidiaries of the Company and the Facilities), the Company and its Subsidiaries shall not directly or indirectly, and Seller (solely with respect to the Company and its Subsidiaries) and the Company shall cause their respective Subsidiaries not to, do any of the following, unless necessary for the safe, secure and reliable operation of the Facilities:

(i) make any material change in the levels of Nuclear Fuel Inventories and Non-Nuclear Fuel Inventories customarily maintained with respect to the Facilities, except for such changes as are consistent with Good Utility Practices;

(ii) except for Permitted Encumbrances (including amendments and/or replacements to the Permitted Encumbrances), sell, lease (as lessor), pledge, mortgage, encumber, restrict, transfer or otherwise dispose of, or grant any right, or suffer to be imposed any Encumbrance with respect to, any of the Facilities, other than assets used, consumed or replaced in the ordinary course of business;

(iii) enter into any new commitment for the purchase of Nuclear Fuel unless (A) the aggregate payments under all such new commitments would not be expected to exceed $50,000,000 or (B) the commitment is terminable either (x) automatically on the Designated Interest Closing Date or (y)

at the option of the Company or any of its Subsidiaries at any time after the Designated Interest Closing Date without any penalty or cancellation charge;

(iv) enter into any new power sales agreement relating to the Facilities having a term that extends beyond the Designated Interest Closing Date;

(v) (A) make, revoke or change any material Tax election, (B) except as required by GAAP or FERC, adopt or change any accounting policies or procedures, or any of its methods of reporting income, deductions, or other material items for income Tax purposes, (C) file any material amendment to a Tax Return, (D) enter into any closing agreement or settle or compromise any material Tax liability, claim or assessment, (E) agree to any extension or waiver of the limitation period to any material Tax claim or assessment, or (F) surrender any right to claim a material Tax refund;

(vi) knowingly engage in any practice, take any action, fail to take any action, or enter into any transaction through the Designated Interest Closing Date that will result in any material breach of any representation or warranty of Seller hereunder as of the Designated Interest Closing Date;

(vii) fail to make commercially reasonable efforts to pursue currently pending regulatory approvals and Permit or Environmental Permit applications, approvals and renewals relating to the Facilities that are reasonably necessary to operate the Facilities;

(viii) waive, release, cancel, assign, settle or compromise any action, litigation, claim, arbitration or right, other than waivers, releases, cancellations, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(ix) amend the Company Organizational Documents or the Subsidiary Organizational Documents other than amendments which are ministerial in nature or otherwise immaterial;

(x) issue, sell or dispose of any equity interest of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any equity interests of, the Company or its Subsidiaries;

(xi) sell, transfer, lease, license, encumber or otherwise dispose of any property or asset of the Company or any of its Subsidiaries, other than dispositions of property or assets in connection with the ordinary course performance of its obligations under the Material Contracts or dispositions of property or assets made in the ordinary course of business consistent with prior practice and in an amount not to exceed individually or in the aggregate $10,000,000;

(xii) (w) terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under, amend or otherwise modify any Plan or increase the salary, wage, bonus or other compensation of any directors, officers or employees, except for (A) actions necessary to satisfy existing contractual obligations under any collective bargaining agreement or any Plans existing as of the date hereof and disclosed in Section 4.23(a)(i) of the Seller Disclosure Schedule, or as required by Law or as required to bring any Plan into compliance with Section 409A, (B) annual employee performance bonuses or employee salary increases, in each case in the ordinary course of business consistent with past practice, or (C) grants or awards of stock-based compensation that involve or relate to capital stock of the Seller, or incentive performance awards that are obligations of Seller (and are not, and will not become, obligations of the Company or any of its Subsidiaries); (x) grant any new severance or termination pay not in existence on the date hereof or enter into any new severance agreement not in existence on the date hereof; (y) take any action to fund or in any other way secure the payment of compensation or benefits under any Plan; or (z) pay any benefit not required by any Plan in effect as of the date hereof to any current or former employee;

(xiii) enter into or assume any Contract that would have been a Material Contract had it been entered into prior to the date hereof, other than in the ordinary course of business consistent with past practice or amend, modify, terminate or waive any rights under any Material Contract, or any Contract that would have been a Material Contract had it been entered into prior to the date hereof, other than in the ordinary course of business consistent with past practice; provided in each case that the Company and its Subsidiaries shall be permitted to renew or replace any Material Contract with one or more Contracts on substantially similar terms at current market prices;

(xiv) (x) make or offer to make any acquisition, by means of a merger or otherwise, of any business (through a business combination, asset purchase or otherwise), (A) involving the payment in excess of $2,000,000 individually or $5,000,000 in the aggregate for all such payments, or (B) where such business, assets or securities do not primarily relate to the Nuclear Business or (y) make any sale, lease, encumbrance or other disposition of any business (through a business combination, merger, asset sale or otherwise);

(xv) make any loans, advances or capital contributions to, acquisitions of or investments in, any other Person in excess of $5,000,000 in the aggregate, other than loans, advances or capital contributions to or among the Company and its wholly owned Subsidiaries;

(xvi) incur, guarantee or modify any Indebtedness of the Company or any of its Subsidiaries or issue or sell any debt securities of the Company or any of its Subsidiaries, or cause the Company or any of its Subsidiaries to guarantee any debt securities of others, other than borrowings up to $10,000,000 of Indebtedness in the ordinary course of business consistent with past practice;

(xvii) make any material change in the levels of Major Spare Parts Inventory customarily maintained by the Company and its Subsidiaries, except for such changes as are consistent with Good Utility Practices;

(xviii) amend in any material respect or cancel any property, liability or casualty insurance policies of the Company and its Subsidiaries, or fail to maintain by self insurance or with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the commercial nuclear generation industry;

(xix) enter into or assume any new Affiliate Agreement or amend, modify or extend any existing Affiliate Agreement or terminate any Affiliate Agreement other than in accordance with Section 6.12; and

(xx) agree to enter into any of the transactions set forth in the foregoing paragraphs (i) through (xix).

Notwithstanding the foregoing, Purchaser acknowledges that, from the date hereof to the Designated Interest Closing Date, the Company and its Subsidiaries, as the owners and licensed operators of the Facilities, retain the exclusive responsibility for safe, secure and reliable operation of the Facilities, and nothing in this Agreement shall in any way alter the licensed operator’s duties or obligations under any Law or NRC licenses.

(b) The Parties shall establish, as soon as practicable after the execution of this Agreement, a committee (the “Transition Committee”) comprised of at least four (4) persons, including two (2) persons designated by Seller and two (2) persons designated by Purchaser. The Transition Committee shall remain in existence and shall oversee and manage the transition process until the earlier of the Designated Interest Closing Date and the Termination Date, including the preparation of a form of transition services agreement to be entered into upon mutual agreement of Purchaser and Seller (the “Transition Services Agreement”). Subject to applicable Laws, the Transition Committee will be kept apprised of the Facilities’ management and operating developments, including with respect to any pre-closing outage, any repairs to the Facilities and material capital expenditures related to the Facilities. The Transition Committee shall have no authority to bind or make agreements on behalf of Seller or Purchaser or to issue instructions to or direct or exercise authority over Seller or Purchaser or any of their respective officers, employees, advisors or agents or to waive or modify any provision of this Agreement. Seller shall use commercially reasonable efforts to arrange for Purchaser’s representatives on the Transition Committee to have reasonable access to the management of the Company and its Subsidiaries in the presence of one or more individuals designated by Seller.

6.2 Access to Information.

(a) In addition to the rights granted pursuant to Section 6.1, between the date of this Agreement and the earlier of the Designated Interest Closing Date and the Termination Date, Seller will, and will use commercially reasonable efforts to cause the

Company and its Subsidiaries to, during ordinary business hours, upon reasonable notice and subject to compliance with all applicable NRC rules and regulations and other applicable Laws and subject to approval in advance by Seller or Seller’s agents (i) give Purchaser and its employees, counsel, accountants and other representatives reasonable access to all of the Facilities and all management personnel engaged in the operation of the Facilities and all books, documents, records, plants, offices and other facilities and properties of the Company and its Subsidiaries; (ii) permit Purchaser to make such reasonable inspections thereof as Purchaser may reasonably request; (iii) furnish Purchaser with such financial and operating data and other information with respect to the Facilities, the Company and its Subsidiaries as Purchaser may from time to time reasonably request; (iv) furnish Purchaser a copy of each material report, schedule or other document filed or received by it since the date hereof with respect to the Facilities with the SEC, FCC, NRC, FERC or any other Governmental Authority having jurisdiction over the Facilities the Company and its Subsidiaries; provided, however, that (A) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the Facilities, (B) Seller shall not be required to take any action which would constitute a waiver of the attorney-client privilege, and (C) Seller need not supply Purchaser with any information that Seller is legally prohibited from supplying.

(b) Purchaser and Seller each acknowledge that all information furnished to or obtained by Purchaser or Purchaser’s employees, counsel, accountants and other representatives pursuant to Section 6.1(b) and this Section 6.2 shall be subject to the provisions of the Confidentiality Agreements and shall be treated as Confidential Information (as such term is defined under the Confidentiality Agreements).

6.3 Expenses. Except to the extent specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses.

6.4 Further Assurances; Cooperation. Subject to the terms and conditions of this Agreement, each of the Parties hereto will use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective and to consummate the transactions contemplated by this Agreement and the Ancillary Documents. Each of Seller and Purchaser agrees that, from time to time before and after the Designated Interest Closing Date, they will execute and deliver, and Seller shall, to the extent reasonably possible and subject to any contractual, fiduciary or similar obligation of Seller or any employee, agent, director or officer of the Company appointed by or at the request of Seller, exercise the voting, governance and contractual powers available to any of them to cause the Company and its Subsidiaries to execute and deliver such further instruments, and take, or cause their respective Affiliates to take, such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement. Each of Seller and Purchaser agrees to use reasonable efforts to refrain from, and to use reasonable efforts to cause the Company and its Subsidiaries to refrain from, taking any action which could reasonably be expected to materially delay the consummation of the transactions contemplated hereby.

6.5 Public Statements. Except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, Seller and Purchaser’s Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement. Each of Seller and Purchaser’s Parent will, to the extent practicable, provide the other, reasonably in advance of its use, with drafts of any press release or other widely disseminated presentation or other information, in each case relating to the transactions contemplated by this Agreement or material corporate and financial information relating to Seller or the Company, and give reasonable consideration to the comments of the other thereon. In connection with the foregoing, Seller and the Purchaser’s Parent may share any such drafts with their respective investors and Representatives provided that any such investors or Representatives of Seller are bound by an obligation to maintain the confidentiality of such information sufficient to satisfy the requirements of Regulation FD promulgated under the Securities Act. Each of Seller and the Purchaser’s Parent will advise the other in advance of the timing of any such press release, presentation or other information relating to the transactions contemplated by this Agreement and will provide the other with a final copy of the same simultaneously with its public release.

6.6 Consents and Approvals.

(a) Seller and Purchaser shall each file or cause to be filed with the Federal Trade Commission and the Department of Justice (together or individually, the “Antitrust Agency”) any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the purchase and sale of the Designated Interest. The Parties shall consult with each other as to the appropriate time of filing such notifications and shall agree upon the timing of such filings. All filing fees under the HSR Act shall be borne 50% by Purchaser and 50% by Seller, and each Party will bear its own costs for the preparation of any such filing. Each Party shall (i) respond promptly to any request for additional information made the Antitrust Agency; (ii) promptly notify the other Party of, and, if in writing, furnish the other Party with copies of (or, in the case of material oral communications, advise the other Party orally of), any communications from or with the Antitrust Agency in connection with any of the transactions contemplated by this Agreement; (iii) not participate in any meeting with the Antitrust Agency unless it consults with the other Party in advance and to the extent permitted by the agency gives the other Party the opportunity to attend and participate thereat; (iv) furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and the Antitrust Agency with respect to any of the transactions contemplated by this Agreement; (v) furnish the other Party with such necessary information and reasonable assistance as may be reasonably necessary in connection with the preparation of necessary filings or submission of information to the Antitrust Agency and consistent with appropriate confidentiality safeguards. The Parties shall make, as promptly as practicable (and in any event within thirty (30) days of the date hereof), an appropriate filing of a Notification Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and use their reasonable best efforts to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing, and to resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Governmental Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of any of the transactions contemplated by this Agreement under any applicable Law. Nothing in this Section

6.6(a) shall be construed to require either Party to disclose to the other documents it provides to the Antitrust Agency in response to Item 4(c) of the Notification Report Form.

(b) As promptly as practicable after the date of this Agreement (and in any event within thirty (30) days of the date hereof), Purchaser shall prepare and file with FERC an application for approval of the purchase and sale of the Designated Interest under Section 203 of the Federal Power Act. In fulfilling their respective obligations set forth in this Section 6.6(b), Seller and Purchaser shall use their reasonable best efforts. No later than five (5) days prior to submitting any such application with FERC, Purchaser shall submit such application to Seller for review and comment and Purchaser shall consider any revisions reasonably requested by Seller. Seller and Purchaser shall respond promptly to all requests from FERC or its staff for additional information regarding such application and use their respective reasonable best efforts to participate in any hearings, settlement proceedings or other proceedings ordered by FERC with respect to the application. Each Party will bear its own costs of preparation and review of such filings.

(c) As promptly as practicable after the date of this Agreement (and in any event within thirty (30) days of the date hereof), Purchaser and Seller shall file with the NRC an application requesting consent under Section 184 of the Atomic Energy Act and 10 C.F.R. §50.80 for the indirect transfer of the NRC licenses, and approval of any conforming license amendments or other related approvals. In fulfilling their respective obligations set forth in this Section 6.6(c), Seller and Purchaser shall use their reasonable best efforts. Each Party will bear its own costs of the preparation of any such filing and NRC fees shall be borne 50% by Purchaser and 50% by Seller. Thereafter, Purchaser and Seller shall cooperate with one another to facilitate NRC review of the application by providing the NRC staff with such documents or information that the NRC staff may reasonably request or require any of the Parties to provide or generate. For purposes of this Section 6.6(c), such reasonable best efforts shall include providing in accordance with relevant regulatory timeframes any information reasonably requested by the NRC in connection with its review of the license transfer application. Furthermore, such reasonable best efforts with respect to Purchaser shall include agreeing to implement a negation action plan required by the NRC containing customary measures to mitigate foreign ownership, control, and influence.

(d) As promptly as practicable after the date of this Agreement (and in any event within thirty (30) days of the date hereof), Purchaser and Seller shall file with the Committee on Foreign Investment in the United States (“CFIUS”) a joint voluntary notice pursuant to the Exon-Florio Amendment requesting CFIUS Approval (as defined below). Each of Purchaser and Seller shall use reasonable best efforts to obtain a written notification issued by CFIUS that it has concluded a review of the notice voluntarily filed jointly by Purchaser and Seller and determined not to conduct a full investigation or, if a full investigation is deemed to be required, notification that the United States Government will not take action to prevent the consummation of the transactions contemplated by this Agreement (such determination or notification, the “CFIUS Approval”). Such reasonable best efforts shall include providing in accordance with relevant regulatory timeframes any information requested by CFIUS or any other agency or branch of the United States Government in connection with their review of the transactions contemplated hereby. Furthermore, such reasonable best efforts with respect to Purchaser shall include agreeing to a mitigation agreement with the United States Government containing customary terms and conditions for transactions in the energy sector in order to secure CFIUS Approval.

(e) Seller, the Company and Purchaser shall cooperate with each other, as promptly as practicable after the date of this Agreement, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article 7 are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining the Seller Required Regulatory Approvals, the Purchaser Required Regulatory Approvals and the Company Required Regulatory Approvals and (ii) obtaining all authorizations, consents, orders and approvals of, and giving all notices to, third parties that may be or become necessary for the performance of a Party’s obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Ancillary Documents, including those set forth on the Seller Disclosure Schedule and the Purchaser Disclosure Schedule. The Parties shall respond promptly to any requests for additional information made by any Governmental Authorities, use their respective reasonable best efforts to participate in any hearings, settlement proceedings or other proceedings ordered with respect to the applications, and use their respective reasonable best efforts to cause regulatory approval to be obtained at the earliest possible date after the date of filing. Except as otherwise expressly provided in this Section 6.6, each Party will bear its own costs of the preparation and review of any such filing. Seller and Purchaser shall have the right to review in advance all characterizations of the information relating to the transactions contemplated by this Agreement which appear in any filing made in connection with the transactions contemplated hereby and the filing Party shall consider in good faith any revisions reasonably requested by the non-filing Party.

6.7 Tax Matters.

(a) All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne equally by Seller and Purchaser. Purchaser will file, to the extent required by applicable Law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Seller will join in the execution of any such Tax Returns or other documentation. Prior to the Designated Interest Closing Date, Purchaser will provide to Seller, to the extent possible, an appropriate exemption certificate in connection with this Agreement and the transactions contemplated hereby, due from each applicable Taxing Authority, and the Parties shall comply with all requirements and use commercially reasonable efforts to secure applicable sales tax exemptions for the transactions contemplated by this Agreement.

(b) Except as otherwise provided in Section 6.7(a) above, Seller shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries for taxable years or periods ending on or before the Designated Interest Closing Date, and Seller shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. To the extent permitted or required by applicable Law or administrative practice, the taxable year of each of the Company and any of its Subsidiaries which includes the Designated Interest Closing Date shall be treated as closing on (and including) the Designated Interest Closing Date. For purposes of apportioning between Seller and Purchaser the Taxes of the Company or any of its Subsidiaries or with respect to the assets of the Company or any of its Subsidiaries for a Straddle Period (which is not treated under the immediately preceding sentence as closing on the Designated Interest Closing Date), such liability shall be apportioned between the period deemed to end at the close of the Designated Interest Closing Date, and the period deemed to begin at the beginning of the day following the Designated Interest Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(c) Any Tax refunds, credits or offsets (“Tax Refunds”) of Taxes of the Company or its Subsidiaries for any Tax period ending on or before the Designated Interest Closing Date shall be for the account of Seller. Any Tax Refunds of Taxes for any Straddle Period shall be allocated between the portion of the taxable period ending on or before the Designated Interest Closing Date and the portion of the taxable period beginning after the Designated Interest Closing Date in a manner consistent with Section 6.7(b).

(d) Notwithstanding any other provision of this Agreement, Seller shall indemnify Purchaser from and against and in respect of (i) Taxes of the Company and its Subsidiaries for any Tax period ending on or before the Designated Interest Closing Date, (ii) with respect to any Straddle Period, Taxes relating to the portion of such Straddle Period ending on and including the Designated Interest Closing Date, (iii) any Taxes (including as a result of Treasury Regulation Section 1.1502-6 or any comparable Law) of any Person that at any time prior to the Designated Interest Closing is or has ever been affiliated with the Company or any of its Subsidiaries or has been a transferee or successor under any Tax allocation, sharing or assumption agreement with respect to such period, (iv) any Taxes resulting from any deferred intercompany item or excess loss account that is triggered on or before the Designated Interest Closing Date, and (v) any Transfer Taxes allocated to Seller pursuant to Section 6.7(a).

(e) The Parties hereby agree that any and all indemnity payments pursuant to this Agreement shall, to the maximum extent permitted by Law, be treated for all U.S. federal, state and local Tax purposes as an adjustment to the Purchase Price.

(f) Notwithstanding any other provision of this Agreement, the obligations of the Parties set forth in this Section 6.7 shall not be subject to any restrictions or limitation other than those expressly set forth in this Section 6.7 and shall survive the Designated Interest Closing.

(g) Purchaser and Seller shall, and shall cause their respective Subsidiaries to, cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns and any matters with respect to Taxes.

(h) In the event that a dispute arises between Seller and Purchaser relating to Taxes, the Parties shall attempt in good faith to resolve such dispute, and any agreed amount shall be paid to the appropriate Party within ten (10) Business Days of the date on which the Parties reach agreement. If a dispute is not resolved within thirty (30) days of a Party having provided the other Party written notice of a dispute, the Parties shall submit the dispute for determination and resolution to the Independent Accounting Firm, which shall be instructed to determine and report to the Parties in writing, within thirty (30) days after such submission, upon such disputed amount, and such written report shall be final, conclusive and binding on the Parties. The Independent Accounting Firm shall act as an expert and not as an arbitrator and shall make findings only with respect to the remaining disputes so submitted to it (and not by independent review). Notwithstanding anything in this Agreement to the contrary, the fees and expenses of the Independent Accounting Firm in resolving the dispute shall be borne by Purchaser. Any payment required to be made as a result of the resolution of the dispute by the Independent Accounting Firm shall be made within ten (10) days after such resolution, together with any interest determined by the Independent Accounting Firm to be appropriate. Submission of a dispute to the Independent Accounting Firm shall not relieve any Party from any obligation under this Agreement to timely file a Tax Return or pay a Tax.

(i) At Purchaser’s request, Seller shall make a protective election pursuant to Treasury Regulation Section 1.1502-36(d) to reduce the basis of shares of the Company or its Subsidiaries in order to preclude the reduction of any attributes of the Company or its Subsidiaries pursuant to Treasury Regulation Section 1.1502-36.

(j) To the extent there is a consolidated Section 382 limitation (as determined under Treasury Regulation Section 1.1502-93) attributable to the Company and its Subsidiaries, Seller shall make a timely election (or cause to be made a timely election) under Treasury Regulation Section 1.1502-95 to apportion such Section 382 limitation to the Company and its Subsidiaries.

(k) All Tax allocation agreements between Seller and the Company and its Subsidiaries shall be terminated with respect to the Company and its Subsidiaries on or prior to the Designated Interest Closing Date, and, after the Designated Interest Closing Date, neither the Company nor its Subsidiaries shall be bound thereby or have any further liability or obligation thereunder.

6.8 Advice of Changes. Prior to the Designated Interest Closing Date, each Party will promptly advise the other in writing of any change or discovery occurring after the date hereof that would constitute a material breach of any representation, warranty or covenant of the advising or other Party under this Agreement.

6.9 Spent Nuclear Fuel Fees.

(a) Seller will remain liable for all Spent Nuclear Fuel Fees and any other fees associated with electricity generated at the Facilities and sold prior to the Designated Interest Closing Date, and Purchaser shall have no liability or responsibility therefor. Seller shall be entitled to any funds received from the Department of Energy that reimburse Seller for any costs expended by Seller, the Company and their Subsidiaries prior to the Designated Interest Closing Date for the storage of Spent Nuclear Fuel at the Facilities. Any other funds received by Seller from the Department of Energy representing the default by the Department of Energy on contracts with the Company or any of the Subsidiaries of the Company shall belong to the Company and the Subsidiaries of the Company.

(b) Notwithstanding anything to the contrary in this Agreement, prior to and after the Designated Interest Closing, Seller will retain and prosecute the Department of

Energy Claim and the Company will retain the right to commence and prosecute the Department of Energy Potential Claim, in each case in a manner consistent with its best judgment. The Company shall be entitled to any funds received from the Department of Energy that reimburse the Company for any costs expended by the Company and its Subsidiaries in relation to the resolution of the Department of Energy Potential Claim.

6.10 Insurance. Until the Designated Interest Closing, Seller will maintain, or cause to be maintained, in effect (a) insurance in amounts and against such risks and losses as is customary in the commercial nuclear power industry and (b) not less than the level of property damage and liability insurance for the Facilities as in effect on the date hereof.

6.11 Termination of Certain Arrangements. On or prior to the Designated Interest Closing Date, Seller shall cause the Company and its Subsidiaries to cease participation in the “cash pool” of Seller and its Subsidiaries and any and all intercompany creditor agreements to provide cash to Subsidiaries of Seller that is not available from the cash pool.

6.12 Affiliate Transactions. On or prior to the Designated Interest Closing Date, Seller shall cause the Company and its Subsidiaries to terminate all Affiliate Agreements, except those (a) set forth on Section 6.12 of the Seller Disclosure Schedule, (b) identified in the Transition Services Agreement as continuing, (c) contemplated by the power marketing arrangement specified in the Operating Agreement, or (d) that are not material and are reasonably necessary for the ongoing operations of the Company and its Subsidiaries after the Designated Interest Closing Date, provided that in the case of this clause (d) such Affiliate Agreements do not include or involve any costs, fees or expenses to the Company and its Subsidiaries which are not contemplated by the Transition Services Agreement.

6.13 Transfer of UniStar Interest. On or prior to the Designated Interest Closing Date, the Parties shall restructure, recapitalize, or otherwise rearrange the Company’s ownership (directly or indirectly) of UniStar such that, immediately after the Designated Interest Closing Date, the beneficial interest in UniStar owned, directly or indirectly, by Purchaser and its Affiliates shall not exceed 50 percent. The Parties agree that such restructuring, recapitalization, or rearrangement contemplated in this Section 6.13 shall be done in such a manner as to not cause the Parties to recognize significant amounts of taxable gain, for federal income tax purposes, with respect to their ownership of UniStar and in such a manner so as to preserve the current governance and other rights of each of the Parties with respect to UniStar as of the date hereof.

6.14 Purchaser’s Parent Guarantee.

(a) Purchaser’s Parent unconditionally, absolutely and irrevocably guarantees to Seller the full and prompt payment, as and when due and payable, of the Purchase Price on the Designated Interest Closing Date and the respective Exercise Prices on each Put Option Closing Date, if any, by Purchaser in accordance with Section 1.1 and any adjustments in accordance with Section 1.4 (in the case of the Purchase Price) and in accordance with Section 2.4(b) and the terms of the applicable Asset Purchase Agreement (in the case of an Exercise Price) (the “Purchaser’s Parent Guarantee”); provided that Purchaser’s Parent’s aggregate liability pursuant to this Agreement (including, without limitation, this Section 6.14) shall not, in any event and under any circumstance and notwithstanding anything to the contrary contained in this Agreement or any agreement or document related hereto, exceed the amount of:

(i) during the period from the date hereof until (A) any Cash Redemption (as defined in the Articles Supplementary) of the Series B Preferred and surrender of such Series B Preferred in accordance with Section 1.3(a), or (B) if there has occurred a Note Redemption (as defined in the Articles Supplementary), such time as the notes issued to Purchaser in connection therewith have been repaid or otherwise retired, $500,000,000 (including any and all liabilities related to the Put Option), or

(ii) during the period after (A) any Cash Redemption of the Series B Preferred and surrender of such Series B Preferred in accordance with Section 1.3(a), or (B) if there has occurred a Note Redemption, such time as the notes issued to Purchaser in connection therewith have been repaid or otherwise retired, $1,500,000,000 (including any and all liabilities related to the Put Option).

(b) The Purchaser’s Parent Guarantee shall remain in effect until the earliest of (i) all such payments having been fully and irrevocably made, (ii) the occurrence of the Designated Interest Closing or (iii) if applicable, the termination of this Agreement pursuant to Section 8.1 (other than a termination under Section 8.1(d)); provided, that in the case of clauses (ii) and (iii), Purchaser’s Parent Guarantee shall remain in effect (except, in the case of clause (iii), where this Agreement was terminated pursuant to Section 8.1(c), in which case Purchaser’s Parent Guarantee shall not continue in effect after the termination of this Agreement) with respect to Purchaser’s obligations under Article 2 and the other surviving provisions of this Agreement, any applicable Asset Purchase Agreement and the other applicable Ancillary Documents, in each case, solely in respect of the Put Option until the termination of the Put Option pursuant to Section 2.8. For the avoidance of doubt, Purchaser’s Parent Guarantee is subject to the terms of Section 9.12. Purchaser’s Parent hereby guarantees that the Purchaser’s Parent Guarantee will be paid strictly in accordance with the terms of this Agreement, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of Seller with respect thereto. Purchaser’s Parent agrees that its guarantee constitutes a guarantee of payment when due and not of collection. Purchaser’s Parent hereby waives demand, presentment and notice of default or breach for non-performance of any of the covenants, terms, conditions or agreements in any other matter or thing mentioned and described in this Agreement. Furthermore, the occurrence of any one or more of the following shall not affect the enforceability or effectiveness of the Purchaser’s Parent Guarantee: (i) any modification, amendment, settlement, release (in whole or in part) or enforcement of the payment obligations guaranteed, (ii) any merger, consolidation, restructuring or termination of the corporate existence of Purchaser, (iii) the illegality, invalidity or unenforceability of all or any part of the payment obligations guaranteed or any agreement or instrument related thereto, (iv) the failure of Seller to exhaust any right, remedy, power or privilege it may have against Purchaser (including failure to file or enforce a claim in any bankruptcy or other proceeding), (v) any bankruptcy, insolvency, reorganization, winding-up, adjustment of debts or appointment of a custodian or liquidator, or similar proceedings commenced by or against Purchaser, including any discharge of, or bar or stay against collecting, all or any part of the payment obligations guaranteed and (vi) any other defense with respect to the performance of all or any part of the Purchaser’s Parent Guarantee, including but not limited to the effect of any statute of limitations.

6.15 Indebtedness. Prior to the Designated Interest Closing, Seller shall cause the Company and its Subsidiaries not to incur Indebtedness in excess of the Indebtedness Cap.

6.16 [RESERVED].

6.17 Encumbrances. Seller shall cause all Encumbrances, other than Permitted Encumbrances, on assets and property of the Company and its Subsidiaries that secure or relate to any liabilities and obligations of Seller and its Subsidiaries (other than the Company and its Subsidiaries), including, but not limited to, those set forth in Section 6.17 of the Seller Disclosure Schedule, to be released on or prior to the Designated Interest Closing Date.

6.18 [RESERVED].

6.19 Methodology. Prior to the Designated Interest Closing Date, the Parties shall meet to negotiate a methodology for determining the Company’s proportionate share of annual infrastructure costs and the service fee amount to be paid under the power marketing agreement referenced in the form of Exhibit C to the form of Operating Agreement attached hereto as Exhibit C. Upon agreement of such methodology, the Parties shall determine the amounts of such costs and fees. If the Parties cannot agree on the methodology and/or amount of such costs and fees, then the costs and fees shall be set at the default rates set forth in the above-referenced Exhibit C until such time as the power marketing agreement is terminated or the Parties shall otherwise agree on an alternative methodology and/or amount of such costs and fees.

6.20 Power Marketing. Purchaser and Seller shall negotiate in good faith to enter into a marketing agreement pursuant to which Seller’s power marketing Subsidiary shall provide marketing service for any Generation Assets transferred to Purchaser pursuant to the Put Option. Such marketing service shall include arranging for the sale of the output of any transferred Generation Assets and the procurement of fuel necessary for the operation of the transferred Generation Assets. Any existing agreements between Seller and its power marketing Subsidiary for power marketing services relating to any transferred Generation Assets shall be terminated.

6.21 Transfer of Certain Agreements. On or prior to the Designated Interest Closing Date, Seller shall cause its Subsidiaries (each a “Hedge Party”) to transfer to the Company, and the Company shall accept, such Hedge Party’s third-party transactions as are required such that the net negative mark-to-market value of such transactions, in aggregate, two (2) Business Days prior to the Designated Interest Closing Date, shall not exceed $700,000,000, using a 10% discount rate (the “Hedges”). Seller and Purchaser agree that they will develop (i) a mutually acceptable methodology to transfer from Seller’s Subsidiaries to the Company the receivables and payables of the Hedge Parties arising under each Hedge and related credit support for the period after the Designated Interest Closing until the end of the original term of each Hedge and (ii) a mutually acceptable agreement regarding the terms of the management of and performance under such Hedges by the Hedge Parties. Seller may transfer such Hedges either by way of direct assignment by the relevant Hedge Party to the Company, or by entering into back-to-back transactions between such Hedge Party and the Company on substantially the same terms as the relevant transactions subject to such transfer. The $700,000,000 referenced in this Section 6.21 shall include the value of the FirstEnergy Contracts, as such term is defined in the Operating Agreement, which contracts shall be included in the transfer contemplated herein, and the management of such contracts shall be conducted under and as provided in the management agreement contemplated in the Operating Agreement. The Parties agree that any Taxes resulting from or related to such transfers shall be properly allocable to the Tax period ending on or before the Designated Interest Closing Date.

6.22 Contribution to Constellation Energy Group Foundation. The Parties agree that provision of charitable contributions and support in their communities serves important corporate goals. Upon the Designated Interest Closing, Purchaser agrees to make a contribution of $36,000,000 to the Constellation Energy Group Foundation.

6.23 Construction of Visitor Center. After the Designated Interest Closing Date, Purchaser agrees to fund, upon the commencement of such construction in 2010, at a cost not to exceed $20,000,000, the construction of, and improvements related to, a new visitor center at the Company’s Calvert Cliffs Unit 1 and 2 nuclear generation station. The Parties agree to cooperate in the planning of the development of the new visitor center.

6.24 Payments Related to Outstanding Performance Units. After the Designated Interest Closing Date, Purchaser agrees to make payments to Seller in amounts equal to the amounts that would have been payable by Seller pursuant to the 2007-2009 and 2008-2010 performance units outstanding on the date hereof under Seller’s long-term incentive plans assuming a “Change of Control” had occurred under such plans on June 30, 2009, less amounts actually payable pursuant to the terms of such performance units as of the end of the relevant performance period. Seller shall provide Purchaser reasonable access to its human resources and employee benefits management personnel and all books, documents and records related to such plans for the purpose of confirming the amounts payable that had been previously communicated to Purchaser. Such amounts shall be paid to Seller within 60 days after the end of each three-year performance period, provided that Seller has provided to Purchaser a certificate of its chief financial officer setting forth the calculation of the amounts payable by Seller pursuant to the terms of the performance units for each relevant three-year performance period, which certificate shall be reasonably satisfactory to Seller. The actual distribution of the amounts to the holders of performance units shall be approved in the sole discretion of the board of directors of Seller.

6.25 Transaction Costs. Concurrently with the execution and delivery of this Agreement, Purchaser is paying Seller for $150,000,000 of reasonably documented and previously incurred transaction costs. Purchaser and Seller each agree to pay, as and when payable, one-half of (a) the amendment and waiver fees payable upon effectiveness of the amendment of, or lender waiver under, certain of Seller’s credit facilities in connection with this Agreement, the Series B Preferred Purchase Agreement and the transactions contemplated hereby and thereby, excluding any increased margin, original issue discount or other on-going fees payable to any lenders, which shall be payable solely by Seller in accordance with the terms of each such credit facility, and (b) such lenders’ reasonable and documented legal fees and other out-of-pocket expenses incurred in connection with such amendments and waivers, as applicable.

6.26 Additional Payments. The Parties agree, as promptly as practicable, to negotiate in good faith the structure of a payment by Purchaser to Seller of an amount equal to $70,000,000, which reflects the estimated costs related to other various consents, approvals and related matters. Such payment shall be made by Purchaser as shall be agreed by the Parties, but in no event later than the Designated Interest Closing Date.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions to Obligations of Each Party. The respective obligation of each Party to consummate the purchase and sale of the Designated Interest is subject to the satisfaction or (to the extent permitted by Law) waiver by Purchaser and Seller, on or prior to the Designated Interest Closing Date, of the following conditions:

(a) all applicable waiting periods under the HSR Act relating to the purchase and sale of the Designated Interest shall have expired or been terminated;

(b) no preliminary or permanent injunction or Law or Governmental Order shall be in effect which prohibits the consummation of the transactions contemplated by this Agreement; and

(c) each of the Seller Required Regulatory Approvals, the Purchaser Required Regulatory Approvals and the Company Required Regulatory Approvals shall have been obtained at or prior to the Designated Interest Closing Date and shall be in full force and effect.

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to purchase the Designated Interest shall be subject to the satisfaction or (in Purchaser’s sole discretion) waiver on or prior to the Designated Interest Closing Date of the following conditions:

(a) the representations and warranties of Seller in Sections 3.2, 3.5, 3.13, 3.14, 4.2, 4.3 and 4.4 shall be true and correct in all respects as of the date hereof and as of the Designated Interest Closing Date as if made at and as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period);

(b) all representations and warranties of Seller in Article 3 and Article 4 (other than those representations and warranties specifically identified in Section 7.2(a)) shall be true and correct as of the date hereof and as of the Designated Interest Closing Date as if made at and as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality,” “Seller Material Adverse Effect” or “Company Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect or a Seller Material Adverse Effect;

(c) Seller shall have performed and complied in all material respects (other than Section 6.15, which shall have been complied with in all respects) with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Seller on or prior to the Designated Interest Closing Date;

(d) Purchaser shall have received a certificate from an authorized officer of Seller, dated the Designated Interest Closing Date, to the effect that, to such officer’s knowledge, the conditions set forth in Section 7.2(a), (b) and (c) have been satisfied by Seller;

(e) Purchaser shall have received from Seller a certificate under Section 1445(b)(2) of the Code providing that Seller is not a foreign person, in form and substance reasonably satisfactory to Purchaser;

(f) since the date hereof, no Seller Material Adverse Effect or Company Material Adverse Effect shall have occurred and be continuing;

(g) [RESERVED];

(h) Seller and the Company shall have delivered, as applicable, executed Ancillary Documents to Purchaser at the Designated Interest Closing and each such Ancillary Document shall be in full force and effect;

(i) the consents and approvals of third parties set forth in Section 7.2(j) of the Seller Disclosure Schedule shall have been obtained at or prior to the Designated Interest Closing Date and Purchaser shall have received reasonable evidence thereof; and

(j) except as set forth in Section 6.12 of the Seller Disclosure Schedule, all Affiliate Agreements shall have been terminated and Purchaser shall have received reasonable evidence thereof.

7.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the sale of the Designated Interest shall be subject to the satisfaction or (in Seller’s sole discretion) waiver on or prior to the Designated Interest Closing Date of the following conditions:

(a) the representations and warranties of Purchaser in Article 5 shall be true and correct as of the date hereof and as of the Designated Interest Closing Date as if made at and as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties) would not have a Purchaser Material Adverse Effect;

(b) Purchaser shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement and the Ancillary Documents that are required to be performed and complied with by Purchaser on or prior to the Designated Interest Closing Date;

(c) Seller shall have received a certificate from an authorized officer of Purchaser, dated the Designated Interest Closing Date, to the effect that, to such officer’s knowledge, the conditions set forth in Sections 7.3(a) and (b) have been satisfied by Purchaser; and

(d) Purchaser shall have delivered, as applicable, executed Ancillary Documents to Seller at the Designated Interest Closing and each such Ancillary Document shall be in full force and effect.

ARTICLE 8

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Designated Interest Closing:

(a) by the mutual written consent of Seller and Purchaser;

(b) by Seller or Purchaser, if (i) any Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and made final or non-appealable or (ii) the Designated Interest Closing shall have not occurred on or before the date that is nine (9) months following the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Designated Interest Closing to occur on or before the Termination Date; provided, further, that if on the Termination Date any of the conditions to the Designated Interest Closing set forth in Section 7.1(a), (b) and (c) of this Agreement shall not have been fulfilled but all other conditions to the Designated Interest Closing shall have been fulfilled or shall be capable of being fulfilled, then the Termination Date may be extended by Seller or Purchaser to the date that is twelve (12) months following the date of this Agreement;

(c) by Purchaser, by written notice to Seller, if there shall have been any breach of any representation or warranty, or any such representation and warranty shall have become untrue and incapable of being cured prior to the Designated Interest Closing Date, or any breach of any covenant or agreement of Seller hereunder, such that a condition in Section 7.2 would not be satisfied, and such breach is not curable or, if curable, shall not have been remedied within thirty (30) days after receipt by Seller of notice in writing from Purchaser, specifying the nature of such breach and requesting that it be remedied or Purchaser shall not have received adequate assurance of a cure of such breach within such thirty (30) day period; and

(d) by Seller, by written notice to Purchaser, if there shall have been any breach of any representation or warranty, or any such representation and warranty shall have become untrue and incapable of being cured prior to the Designated Interest Closing Date, or any breach of any covenant or agreement of Purchaser hereunder, such that a condition in Section 7.3 would not be satisfied, and such breach is not curable or, if curable, shall not have been remedied, within thirty (30) days after receipt by Purchaser of notice in writing from Seller, specifying the nature of such breach and requesting that it be remedied or Seller shall not have received adequate assurance of a cure of such breach within such thirty (30) day period.

8.2 Effect of Termination. In the event a Party terminates this Agreement pursuant to Section 8.1, this Agreement shall immediately become void and there shall be no liability on the part of any Party, except as set forth in Section 6.3, Section 6.5, Section 6.14 (but only in the case of a termination pursuant to Section 8.1(d)) , this Section 8.2 and Section 8.3 (but only in the case of a termination pursuant to Section 8.1(b) under circumstances in which the termination fee referenced in Section 8.3 would be payable); provided, however, that, subject to the limitations set forth in Section 9.12, nothing in this Agreement shall relieve a Party from liability for any willful breach of this Agreement; and provided, further, that Article 2 hereof shall survive in accordance with its terms and Article 9 shall survive the termination of this Agreement.

8.3 Termination Fee. If this Agreement is terminated (a) by either Party pursuant to Section 8.1(b) and at such time each of the Seller Required Regulatory Approvals and the Purchaser Required Regulatory Approvals shall have been obtained or (b) by Purchaser pursuant to Section 8.1(b) and at such time each of the Seller Required Regulatory Approvals and the Purchaser Required Regulatory Approvals shall have been obtained or reasonably could have been obtained by the Parties consistent with, and subject to the limitations on, the Parties’ respective obligations pursuant to Section 6.6 but for the termination of this Agreement, Purchaser shall immediately pay to Seller a termination fee equal to $175,000,000 in cash payable by wire transfer in same day funds.

ARTICLE 9

MISCELLANEOUS

9.1 Non-Survival; Effect of Representations and Warranties. No representations or warranties in this Agreement shall survive the Designated Interest Closing.

9.2 Entire Agreement. This Agreement, together with the Confidentiality Agreements and all exhibits, annexes and schedules hereto and all other documents and instruments delivered in connection herewith, constitute the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties and Purchaser’s Parent, written or oral, to the extent they are related in any way to the subject matter hereof.

9.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and Purchaser’s Parent and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties other than to an Affiliate; provided, however that any such assignor shall remain liable, together with each such Affiliate, to perform all of its obligations under this Agreement and the Ancillary Documents notwithstanding any such assignment.

9.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

9.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.6 Notices. A Party or Purchaser’s Parent may send any notice or other communication hereunder to the intended recipient at the address set forth below using the following means: facsimile transmission, personal delivery, messenger service, nationally recognized overnight delivery service, registered or certified mail, and such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, by messenger, by facsimile transmission (with written confirmation of receipt) or by nationally recognized overnight delivery service; or (b) five (5) calendar days after being sent, if sent by registered or certified mail. Notices shall be sent as follows:

If to Seller:	With a copy to (which shall not constitute notice):

Charles Berardesco	Kirkland & Ellis LLP
General Counsel	Citigroup Center
Constellation Energy Group, Inc.	153 East 53rd Street
750 E. Pratt Street	New York, New York 10022-4611
Baltimore, Maryland 21202	Attention: George P. Stamas, Esq.
Fax: (410) 470-5766	Mark D. Director, Esq.
Fax: (202) 879-5200

If to Purchaser or Purchaser’s Parent:	With a copy to (which shall not constitute notice):

Électricité de France International, SA	Skadden, Arps, Slate, Meagher & Flom LLP
Tour EDF	1440 New York Ave., N.W.
20, Place de la Défense	Washington, D.C. 20005
92050 Paris	Attention: Michael P. Rogan, Esq.
France	Fax: (202) 661-8200
Attention: Marianne Laigneau
Telephone: +33 1 56 65 39 71
Fax: +33 1 40 42 61 67

If to the Company:	With a copy to (which shall not constitute notice):

Charles Berardesco	Kirkland & Ellis LLP
General Counsel	Citigroup Center
Constellation Energy Nuclear Group, LLC	153 East 53rd Street
750 E. Pratt Street	New York, New York 10022-4611
Baltimore, Maryland 21202	Attention: George P. Stamas, Esq.
Mark D. Director, Esq.
Fax: (202) 879-5200

A Party or Purchaser’s Parent may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties and Purchaser’s Parent notice in the manner herein set forth.

9.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

9.8 Dispute Resolution. In the event of any dispute arising out of or in connection with this Agreement, including any dispute regarding its existence, termination or validity, each Party shall have the right to have recourse to and shall be bound by the pre-arbitral referee procedure of the International Chamber of Commerce in accordance with its Rules for a Pre-Arbitral Referee Procedure. All disputes arising out of or in connection with this Agreement (including as to existence, termination and validity) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) by three arbitrators appointed in accordance with said Rules. The place of the pre-arbitral referee procedure and of the arbitration procedure shall be New York, New York, United States of America. The proceedings before the arbitral tribunal (including with respect to the Pre-Arbitral Referee Procedure) shall be governed by the Rules. The rules of law to be applied by the arbitral tribunal to the merits of the dispute shall be the rules of law of the State of New York. The language of the arbitration shall be English. Evidence shall be provided in English and pleadings shall be done in English. The arbitral tribunal shall render its decision within six months from the date of signature of the terms of reference. Any decision or award of the arbitral tribunal shall be final and binding upon the parties to the arbitration proceeding. The parties waive to the extent permitted by applicable law any rights to appeal or to review of such award by any court or tribunal. The parties agree that the arbitral award may be enforced against the parties to the arbitration proceeding or their assets wherever they may be found and that a judgment upon the arbitral award may be entered in any court having jurisdiction thereof.

9.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Purchaser, Purchaser’s Parent, Seller and the Company. Any Party and Purchaser’s Parent may (i) extend the time for the performance of any of the obligations any other acts of another Party or Purchaser’s Parent, (ii) waive any inaccuracies in the representations and warranties of another Party or Purchaser’s Parent contained herein or in any document delivered by another Party or Purchaser’s Parent pursuant hereto or (iii) waive compliance with any of the agreements of another Party or Purchaser’s Parent or conditions to such Party’s or Purchaser’s Parent obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties (or Purchaser’s Parent) to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party or Purchaser’s Parent hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

9.10 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and Purchaser’s Parent and their respective successors and permitted assigns.

9.11 Severability. To the fullest extent permitted by Law, any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

9.12 Remedies.

(a) Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. Except as otherwise provided in this Agreement, the exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy. Seller and the Company agree that, notwithstanding anything herein to the contrary, (i) to the extent Seller or the Company has incurred losses or damages in connection with this Agreement or any Asset Purchase Agreement executed and delivered pursuant to this Agreement, (A) the maximum aggregate liability of Purchaser and Purchaser’s Parent for such losses or damages shall be limited in amount to $1,500,000,000, (B) Seller’s and the Company’s recourse with respect to the first $1,000,000,000 of any such losses or damages (the “Limited Recourse Losses”) shall be limited to (x) the Series B Preferred until such time, if any, that any Cash Redemption (as defined in the Articles Supplementary) of the Series B Preferred shall have occurred and the Series B Preferred has been surrendered in accordance with Section 1.3(a) or (y) if there shall have been a Note Redemption (as defined in the Articles Supplementary) of the Series B Preferred, the notes issued in connection therewith until such notes have been repaid or otherwise retired, and (C) in no event shall Seller seek to recover any money damages with respect to Limited Recourse Losses other than by recourse to such securities for as long as any of such securities are outstanding, and (ii) in no event shall any officer, director, employee or Affiliate of Purchaser or Purchaser’s Parent (each a “Non-Recourse Party”) have any liability or obligation relating to or arising out of this Agreement or any Asset Purchase Agreement executed and delivered pursuant to this Agreement or the transactions contemplated hereby or thereby. In the event that Seller or any of its Affiliates asserts in any litigation or otherwise that the provisions of this Agreement or any Asset Purchase Agreement executed and delivered pursuant to this Agreement limiting the maximum aggregate liability of, and recourse of such Persons to, Purchaser and Purchaser’s Parent or any of the Non-Recourse Parties as provided in the immediately preceding clause (i) is illegal, invalid or unenforceable in whole or in part, or (other than a claim for equitable relief as contemplated by Section 2.10) asserting any theory of liability against Purchaser and Purchaser’s Parent or any of the Non-Recourse Parties with respect to the transactions contemplated by this Agreement or any Asset Purchase Agreement executed and delivered pursuant to this Agreement other than payment as provided in the immediately preceding clause (i) (as limited by the provisions hereof), then the amount of the liability provided in such clause (i) shall be automatically reduced to $1,000.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Seller or the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article 8, Purchaser and Purchaser’s Parent will each be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties acknowledge that, except to the limited extent set forth in Section 2.10, Seller and the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Purchaser and Purchaser’s Parent or to enforce specifically the terms and provisions of this Agreement and that Seller’s and the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 9.12(a)(i).

9.13 Interpretation and Construction.

(a) When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

9.14 Certain Definitions. For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings given to them in this Section 9.14.

“Accrued Dividends” means, with respect to the Series B Preferred, as of any date, the aggregate accrued and unpaid dividends on such shares of Series B Preferred through and including such date (whether or not authorized or declared).

“Action” means any action, claim, complaint, investigation, petition, suit, arbitration or other proceeding, whether civil or criminal, at law or in equity by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlled by, Controlling or under common Control with, such Person.

“Affiliate Agreement” has the meaning set forth in Section 4.29.

“Agreement” has the meaning set forth in the preamble.

“Amended and Restated Credit Agreements” means (i) an Amended and Restated Credit Agreement, dated as of December 17, 2008, among Seller, the Lenders named therein and the Royal Bank of Scotland PLC, as Administrative Agent, and (ii) the Second Amended and Restated Credit Agreement, dated as of December 17, 2008, among Seller, the Lenders named therein, Wachovia Bank, National Association, as Administrative Agent, LC Bank and Swingline Lender, and Wachovia Bank, National Association, as Collateral Agent, attached as Exhibit F.

“Ancillary Documents” means the Operating Agreement and the Assignment of Membership Interests.

“Antitrust Agency” has the meaning set forth in Section 6.6(a).

“Articles Supplementary” has the meaning set forth in Section 2.1 of the Series B Preferred Purchase Agreement.

“Asset Purchase Agreement” has the meaning set forth in Section 2.4(a).

“Assignment of Membership Interests” has the meaning set forth in Section 1.3(b).

“Atomic Energy Act” means the Atomic Energy Act of 1954, as amended.

“Audit” has the meaning set forth in Section 4.22(c).

“Bankruptcy Code” has the meaning set forth in the definition of “Insolvency Event.”

“Bridge Facility” has the meaning set forth in the Recitals.

“Bridge Facility Repayment Amount” means the aggregate principal amount outstanding under the Bridge Facility, as of the Designated Interest Closing Date, together with all accrued but unpaid interest with respect thereto.

“Business Day” means any working day in France and the United States other than a Saturday, a Sunday or a day on which banks located in Paris, France or New York, New York generally are authorized or required by applicable Law to close.

“Byproduct Material” means any radioactive material (other than Special Nuclear Material) yielded in, or made radioactive by, exposure to the radiation incident to the process of producing or utilizing Special Nuclear Material.

“Cash and Cash Equivalents” as of a given time means the consolidated cash and cash equivalents of the Company and its Subsidiaries, determined in accordance with GAAP as of such time, provided, however, that Cash and Cash Equivalents shall not include any cash or cash equivalent that is not a current asset of the Company or its Subsidiaries, as determined in accordance with GAAP as of such time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Interests” has the meaning set forth in Section 4.3.

“Company” has the meaning set forth in the preamble.

“Company Agreements” has the meaning set forth in Section 4.14(a)(i).

“Company Leases” has the meaning set forth in Section 4.18(b).

“Company Material Adverse Effect” means any event, change or occurrence or development of a set of circumstances or facts, which, individually or together with any other event, change, occurrence or development, has a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that the term shall not include (i) any such effect relating to or resulting from general changes in the nuclear or electric industry, other than such effects having a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated Persons, (ii) any such effect resulting from changes in Law or GAAP, other than (in the case of changes in Law only) such effects having a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated Persons, and (iii) any such effect resulting from changes in financial markets or general economic conditions, other than such effects having a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated Persons; provided further, however, that, notwithstanding any provision of this sentence to the contrary, (x) the occurrence of an Insolvency Event in respect of Seller, the Company or any Subsidiary of the Company or (y) any event, change, occurrence or development that would prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, shall be deemed to cause a Company Material Adverse Effect.

“Company Organizational Documents” means the organizational documents of the Company set forth in Section 4.1 of the Seller Disclosure Schedule.

“Company Required Regulatory Approvals” has the meaning set forth in Section 4.6 and includes the approvals listed in Section 4.6 of the Seller Disclosure Schedule.

“Confidentiality Agreements” means the confidentiality agreement entered into between Seller and Purchaser’s Parent, dated February 26, 2007 and amended as of September 9, 2008, and the non-disclosure agreements entered into between Seller and Purchaser’s Parent, each dated December 7, 2008.

“Contract” means any contract, agreement, lease, license, purchase order, indenture, note, bond, mortgage, deed of trust, permit, certificate, franchise or legally binding understanding or commitment, whether written or oral.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of securities, by contract or otherwise. “Controlled” and “Controlling” shall have correlative meanings.

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“CFIUS” has the meaning set forth in Section 6.6(d).

“CFIUS Approval” has the meaning set forth in Section 6.6(d).

“Decommission” means to completely retire and remove the Facilities from service and to restore the Site, as well as any planning and administrative activities incidental thereto, including but not limited to (a) the dismantlement and removal of the Facilities and any reduction or removal of radioactivity at the Site to a level that permits termination of the NRC Licenses and unrestricted use of the site, (b) all other activities necessary for the retirement, dismantlement, decontamination and/or storage of the Facilities to comply with all applicable Laws, including the applicable requirements of the Environmental Protection Agency, Atomic Energy Act, the NRC’s rules, regulations, orders and pronouncements thereunder, and the orders of the PSCMD or PSCNY, as applicable, and (c) once the Site is no longer utilized either for power generation of any kind or for the storage of Spent Nuclear Fuel or other Nuclear Material, restoration of the Site to an appropriately graded and vegetated condition, including the replacement of locally-indigenous trees, plants, shrubs, and grasses to conform substantially with the surrounding environs, as appropriate for the intended use of the Site and property thereon. Site restoration shall include removal and disposal of components and materials meeting NRC release criteria, demolition and removal of decontaminated structures to an approximate depth of three feet below grade, and backfilling the Site with clean material, grading and landscaping.

“Decommissioning Funds” means the Qualified Decommissioning Funds and the Non-Qualified Decommissioning Funds, taken together.

“Department of Energy Claim” means any action previously commenced by Seller for damages resulting from the Department of Energy’s failure to commence the removal, transportation, acceptance or any delay in accepting Spent Nuclear Fuel for disposal pursuant to the Standard Spent Fuel Disposal Contract and the Nuclear Waste Policy Act.

“Department of Energy Potential Claim” means any potential action to be commenced by Seller, in its sole discretion, for damages resulting from the Department of Energy’s failure to commence the removal, transportation, acceptance or any delay in accepting Spent Nuclear Fuel for disposal pursuant to the Standard Spent Fuel Disposal Contract and the Nuclear Waste Policy Act.

“Designated Interest” has the meaning set forth in the Recitals.

“Designated Interest Closing” has the meaning set forth in Section 1.2.

“Designated Interest Closing Date” has the meaning set forth in Section 1.2.

“Employment Contracts” has the meaning set forth in Section 4.14(a)(iii).

“Encumbrances” means any mortgages, pledges, liens, security interests, encumbrances, conditional and installment sale agreements, activity and use limitations, charges, restrictions on transfer, proxies and voting or other similar agreements, claims and other legal and equitable encumbrances, conservation easements, deed restrictions, easements, limitations, title or survey matters, defects and/or restrictions of any nature whatsoever.

“Environmental Claim” means any and all written claims alleging potential Liability, administrative or judicial actions, suits, orders, liens, notices alleging Liability, notices of violation, investigations which have been disclosed to the Seller or the Generation Facility, complaints, requests for information relating to the Release or threatened Release into the environment of Hazardous Materials, proceedings, or other written communication, whether criminal or civil, based upon, alleging, asserting, or claiming any actual or potential (a) violation of, or Liability under any Environmental Law, (b) violation of any Environmental Permit, or (c) Liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, monitoring costs, natural resource damages, property damage, personal injury, fines, or penalties arising out of, based on, resulting from, or related to the presence, Release, or threatened Release into the environment of any Hazardous Materials at any location related to the Acquired Assets, including, but not limited to, any Off-Site Location to which Hazardous Materials, or materials containing Hazardous Materials, were sent.

“Environmental Clean-up Site” means any location that is listed or formally proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Act Information System, or on any similar state list of sites requiring investigation or cleanup, or which is the subject of any action, suit, proceeding or investigation that has been disclosed in writing to the Company or its Subsidiaries for any alleged violation of any Environmental Law, or at which there has been a Release, or, to the Best Knowledge of the Company, a threatened Release, of a Hazardous Materials.

“Environmental Laws” means any applicable statute, law, common law, rule, regulation, ordinance, order or other legally enforceable directive of any Governmental Authority having lawful jurisdiction over the assets in question, that is in effect as of the Designated Interest Closing Date which relate to Releases or threatened Releases of Hazardous Materials or the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, or otherwise relates to pollution, safety or protection of human health (to the extent relating to exposure to Hazardous Materials) or the environment, including (a) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., (b) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., (c) the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., (e) the Hazardous Materials Transportation Authorization Act of 1994, 49 U.S.C. § 5101 et seq., (f) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., (g) the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629, (h) the Oil Pollution Act, 33 U.S.C. § 2701 et seq., (i) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., and (j) the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, each as amended and in effect on the Designated Interest Closing Date.

“Environmental Permit” means any federal, state or local permits, licenses, approvals, consents, registrations or authorizations required by any Governmental Authority under or in connection with any Environmental Law including any and all orders, consent orders or binding agreements issued or entered into by a Governmental Authority under any applicable Environmental Law.

“EDF” has the meaning set forth in the Recitals.

“ERISA” has the meaning set forth in Section 4.23(a).

“ERISA Affiliate” has the meaning set forth in Section 4.23(a).

“Estimated Cash Purchase Price” has the meaning set forth in Section 1.4(a).

“Estimated Cash Purchase Price Statement” has the meaning set forth in Section 1.4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Notice” has the meaning set forth in Section 2.2(a).

“Exercise Period” has the meaning set forth in Section 2.2(a).

“Exercise Price” has the meaning set forth in Section 2.2(b).

“Facilities” means the nuclear generation stations set forth on Exhibit A.

“FCC” means the United States Federal Communications Commission.

“Federal Power Act” means the Federal Power Act.

“FERC” means the United States Federal Energy Regulatory Commission.

“Final Cash Purchase Price” has the meaning set forth in Section 1.4(b).

“Fuel Contracts” has the meaning set forth in Section 4.14(a)(ii).

“GAAP” means United States generally accepted accounting policies as in effect from time to time and consistently applied.

“Generation Assets” has the meaning set forth in the Recitals.

“Generation Assets Encumbrances” has the meaning set forth in Section 2.5(c).

“Generation Asset Material Adverse Effect” means, with respect to a Generation Asset, (i) any change or changes in, or effect on, such Generation Asset that is, or in the aggregate are, materially adverse to the business, assets, operations or conditions (financial or otherwise) of the Generation Asset, or (ii) any change or changes in, or effect on, Seller, taken as a whole, that would prevent, materially delay or impair Seller’s ability to consummate the transactions contemplated by Article 2 of this Agreement. Generation Asset Material Adverse Effect, however, does not include any effect that is attributable to any of the following: (a) any change or effect generally affecting the international, national or regional electric generating, transmission or distribution industry as a whole, (b) any change or effect resulting from changes in the international, national or regional wholesale or retail markets for electric power, (c) any change or effect resulting from changes in the national or regional markets for the type of fuel used at the Generation Asset, (d) any change or effect resulting from changes in the international, national or regional electric transmission or distribution systems, (e) any change or effect resulting from changes in the general national or regional economic or financial conditions, or (f) any change or effect resulting from changes in Laws or in industry standards; except in the cases of clauses (a) through (f) above for such changes or events which materially disproportionately impact Seller or such Generation Asset; provided, however, that, notwithstanding any provision of this sentence to the contrary, the occurrence of an Insolvency Event in respect of Seller, the Company, any Subsidiaries of the Company that directly or indirectly own a Generation Asset, or any other Person that owns any of the Generation Assets shall be deemed to be a Generation Asset Material Adverse Effect.

“Good Utility Practices” means any of the practices, methods and activities generally accepted in the electric utility industry in the United States of America as good practices applicable to nuclear generating facilities of similar design, size and capacity or any of the practices, methods or activities which, in the exercise of reasonable judgment by a prudent nuclear operator in light of the facts known at the time the decision was made (other than the fact that such operator is in the process of selling a one-half ownership in the Facilities), could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety, expedition and applicable Laws including Nuclear Laws and Laws relating to the protection of public health and safety. Good Utility Practices is not intended to be limited to the optimal practices, methods or acts to the exclusion of all others, but rather to be practices, methods or acts generally accepted in the electric utility industry in the United States.

“Governmental Authority” means any federal, state, provincial, county, municipal, local, foreign or international government, or any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, commission, tribunal, arbitral body, court or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or quasi-governmental entity established to perform any of these functions.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Greater Than Class C Waste” means radioactive waste that contains a radionuclide whose concentration exceeds the value in Table 1 or Table 2 of 10 C.F.R. § 61.55, and therefore is currently not generally acceptable for disposal at existing (near surface) low level radioactive waste disposal facilities.

“Hazardous Materials” means (A) any petroleum or petroleum products or byproducts, radioactive materials, toxic mold, asbestos in any form, urea formaldehyde foam insulation, radon, and polychlorinated biphenyls; (B) any chemicals, materials or substances which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants”, “pollutants,” “dangerous wastes” or words of similar meaning and regulatory effect under any applicable Environmental Law; (C) any other chemical, material, substance or waste, which by its nature, presence, characteristics, or concentration is harmful, hazardous, or injurious to human health or safety, the environment, or natural resources or exposure to which is now prohibited, limited or regulated under any Environmental Law.

“Hedge Party” has the meaning set forth in Section 6.21.

“Hedges” has the meaning set forth in Section 6.21.

“High Level Waste” means (a) irradiated nuclear reactor fuel, (b) liquid wastes resulting from the operation of the first cycle solvent extraction system, or its equivalent, and the concentrated wastes from subsequent extraction cycles, or their equivalent, in a facility for reprocessing irradiated reactor fuel, (c) solids into which such liquid wastes have been converted, or (d) any other material containing radioactive nuclides in concentrations or quantities that exceed NRC requirements for classification as Low Level Waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Taxes” means any federal, state, local, or non-U.S. Tax determined by reference to net income, net worth, or any Tax imposed in lieu of such a Tax.

“Indebtedness” means (i) all indebtedness for borrowed money, (ii) all obligations for the deferred purchase price of assets, property or services (other than trade payables, accrued compensation or similar obligations incurred in the ordinary course of business), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property, (v) all obligations under capital leases, (vi) all obligations as an account party under acceptance, letter of credit (to the extent such letter of credit has been drawn by the beneficiary thereof) or similar facilities, (vii) all obligations under any currency, interest rate or other hedge agreement or any other hedging arrangement, (viii) all direct or indirect guarantee, support or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vii) above, and (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned by the Company or its Subsidiaries, whether or not the Company or any Subsidiary has assumed or become liable for the payment of such obligation.

“Indebtedness Cap” means 2.5x the annual normalized earnings before interest taxes and depreciation (EBITDA) of the Company and its Subsidiaries taken as a whole.

“Independent Accounting Firm” means an independent accounting firm of national reputation that has not provided services to Seller, Purchaser or their respective Affiliates during the two (2) years prior to its engagement pursuant to this Agreement and is mutually appointed by Seller and Purchaser.

“Insolvency Event” means, with respect to any Person, the occurrence of any of the following:

(a) such Person shall (A) (i) (voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, Sections 101 et. seq. (the “Bankruptcy Code”) or any other federal, state or foreign bankruptcy, insolvency, liquidation or similar Law, (ii) consent to the institution of, or fail to contravene in a timely and appropriate manner, any such proceeding or the filing of any such petition, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for such Person or for a substantial part of its property or assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing or (B) such Person shall become unable, admit in writing its inability or fail generally to pay its debts as they become due; or

(b) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (A) relief in respect of such Person or of a substantial part of the property or assets of such Person, under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, receivership or similar Law, (B) the appointment of a receiver, trustee, custodian, sequestrator or similar official for such Person or for a substantial part of the property of such Person or (C) the winding-up or liquidation of such Person; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall continue unstayed and in effect 30 days.

“Insurance Policies” has the meaning set forth in Section 4.25.

“Intellectual Property” means, collectively, all intellectual property and other similar or proprietary rights in any jurisdiction, whether owned or held for use under license, whether registered or unregistered, including, without limitation, such rights in and to (i) trademarks, services marks, certification marks, trade dress, corporate names, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing (collectively, “Trademarks”); (ii) patents and patent applications (including any registrations, continuations, continuations in part, divisions, reissues, reexaminations, extensions, renewals and applications for any of the foregoing), any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights (collectively, “Patents”) and inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) copyrights (including any registrations and applications for any of the foregoing) and copyrightable works, including writings, other works of authorship (collectively, “Copyrights”); (iv) computer programs (including any and all software implementation of algorithms, models and methodologies, whether in source code or object code), databases and compilations (including any and all data and collections of information, data, works or other materials), and documentation (including user manuals and training materials) relating to any of the foregoing (collectively, “Software”); (v) designs; (vi) information and data, whether proprietary or not, relating to customers, clients of customers or end-users; (vii) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, business information, methodologies, and other non-public and confidential information and the right to limit use or disclosure of any of the foregoing; and (viii) claims, causes of action and defenses relating to the enforcement of any of the foregoing; in each case of (i) to (vii) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.

“IRS” means the Internal Revenue Service.

“Knowledge of Seller” has the meaning set forth in Section 4.14(b).

“Laws” means all statutes, laws, ordinances, codes, rules or regulations of any Governmental Authority.

“Limited Recourse Losses” has the meaning set forth in Section 9.12(a)(i).

“Low Level Waste” means radioactive material that (a) is neither Spent Nuclear Fuel, nor byproduct material (as such term is defined in Section 11e.(2) of the Atomic Energy Act) and (b) the NRC, consistent with existing Law and in accordance with clause (a), classifies as low-level radioactive waste.

“Major Spare Parts Inventory” means the aggregate gross book value of each spare reactor coolant pump motor, spare low pressure turbine rotor, spare main transformer and their respective replacements, if any.

“Material Contracts” has the meaning set forth in Section 4.14(a)(vi).

“Merger Agreement” means the Agreement and Plan of Merger, dated as of September 19, 2008, by and among Seller, MidAmerican and MEHC Merger Sub Inc.

“MidAmerican” means MidAmerican Energy Holdings Company, an Iowa corporation.

“NEIL” means Nuclear Electric Insurance Limited.

“Non-Competition Contracts” has the meaning set forth in Section 4.14(a)(iv).

“Non-Nuclear Fuel Inventories” means materials, spare parts, consumable supplies, diesel and other fuel supplies (other than Nuclear Fuel) and chemical and gas inventories relating to the operation of the Facilities located at, or in transit to, the Facilities and spare parts located off-Site.

“Non-Recourse Party” has the meaning set forth in Section 9.12(a)(iii).

“Non-Qualified Decommissioning Funds” means all Decommissioning Funds, other than Qualified Decommissioning Funds.

“NRC” means the United States Nuclear Regulatory Commission.

“Nuclear Business” has the meaning set forth in the Recitals.

“Nuclear Fuel” means all nuclear fuel assemblies in the Facilities’ reactors and any irradiated fuel assemblies that have been temporarily removed from the Facilities’ reactors and are capable of reinsertion into the Facilities’ reactors without modification or additional cost, and all unirradiated fuel assemblies awaiting insertion into the Facilities’ reactors, as well as all nuclear fuel constituents (including uranium in any form and separative work units) in any stage of the fuel cycle that are in process of production, conversion, enrichment or fabrication for use in the Facilities and which are owned by Seller or any of its Subsidiaries, and in which Seller or any of its Subsidiaries have any right, title or interest.

“Nuclear Fuel Inventory” means the net book value of that portion of Nuclear Fuel which consists of all nuclear fuel assemblies in the Facilities’ reactors on the Designated Interest Closing Date and any irradiated fuel assemblies that have been temporarily removed from a Facility reactor as of the Designated Interest Closing Date and are capable of reinsertion without modification or additional cost, as calculated consistent with Seller’s past practices.

“Nuclear Insurance Policies” means all nuclear insurance policies carried by or for the benefit of the Company or its Subsidiaries with respect to the ownership, operation or maintenance of the Facilities, including all nuclear liability, property damage, decontamination, decommissioning and business interruption policies in respect thereof. Without limiting the generality of the foregoing, the term “Nuclear Insurance Policies” includes all policies issued or administered by American Nuclear Insurers or NEIL.

“Nuclear Laws” means all Laws relating to: the regulation of nuclear power plants, Source Material, Byproduct Material and Special Nuclear Materials; the regulation of Low Level Waste and Spent Nuclear Fuel; the transportation and storage of Nuclear Materials; the regulation of Safeguards Information; the regulation of Nuclear Fuel; the enrichment of uranium; the disposal and storage of Spent Nuclear Fuel; contracts for and payments into the Nuclear Waste Fund; and as applicable, the antitrust laws and the Federal Trade Commission Act to specified activities or proposed activities of certain licensees of commercial nuclear reactors, but shall not include Environmental Laws. Nuclear Laws include the Atomic Energy Act (42 U.S.C. §§ 2011 et seq.), the Price-Anderson Act (Section 170 of the Atomic Energy Act of 1954); the Energy Reorganization Act of 1974 (42 U.S.C. §§ 5801 et seq.); Convention on the Physical Protection of Nuclear Material Implementation Act of 1982 (Public Law 97-351; 96 Stat. 1663); the Foreign Assistance Act of 1961 (22 U.S.C. § 2429 et seq.); the Nuclear Non-Proliferation Act of 1978 (22 U.S.C. § 3201); the Low-Level Radioactive Waste Policy Act (42 U.S.C. §§ 2021b et seq.); the Nuclear Waste Policy Act (42 U.S.C. §§ 10101 et seq.); the Low-Level Radioactive Waste Policy Amendments Act of 1985 (42 U.S.C. §§ 2021d, 471); the Energy Policy Act of 1992 (4 U.S.C. §§ 13201 et seq.); the Energy Policy Act of 2005; regulations promulgated under each of the acts cited above and any state or local Law analogous to the foregoing.

“Nuclear Material” means Source Material, Special Nuclear Material, Low Level Waste, Greater Than Class C Waste, High Level Waste, Byproduct Material and Spent Nuclear Fuel.

“Nuclear Waste Fund” means the fund established by Section 302(c) of the Nuclear Waste Policy Act in which the Spent Nuclear Fuel Fees to be used for the design,

construction and operation of a High Level Waste Repository and other activities related to the storage and disposal of Spent Nuclear Fuel is deposited.

“Objection Letter” has the meaning set forth in Section 1.4(b).

“Operating Agreement” has the meaning set forth in the Recitals.

“Ongoing Contracts” has the meaning set forth in Section 4.14(a)(v).

“Order” means any order, judgment, ruling, writ, decree, or injunction of any Governmental Authority.

“Owned Company Intellectual Property” means the Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Parties” has the meaning set forth in the preamble.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Permits” has the meaning set forth in Section 4.13.

“Permitted Encumbrances” means (i) liens for Taxes or other governmental charges or assessments not yet due and delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which reserves in conformity with GAAP have been provided on the books of Seller or the Company, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens and rights arising or incurred in the ordinary course of business for amounts not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which reserves in conformity with GAAP have been provided on the books of Seller or the Company, in any event which do not individually or in the aggregate exceed $500,000, (iii) zoning restrictions and other land use and environmental regulations by any Governmental Entities, which would not, individually or in the aggregate, have a Seller Material Adverse Effect or a Company Material Adverse Effect and (iv) such other Encumbrances which do not secure Indebtedness and do not materially detract from the value or transferability of, or materially interfere with the present use of, the Facilities taken as a whole.

“Person” means an individual or a corporation, partnership, trust, limited liability company, unincorporated organization, joint stock company, joint venture, association or other entity, or any government, or any agency or political subdivision thereof.

“Plans” has the meaning set forth in Section 4.23(a).

“Power Purchase Contracts” has the meaning set forth in Section 4.14(a)(vi).

“Proposed Final Cash Purchase Price Statement” has the meaning set forth in Section 1.4(b).

“PSCMD” means the Public Service Commission of Maryland.

“PSCNY” means the Public Service Commission of New York.

“Purchaser Material Adverse Effect” means any material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement and the Ancillary Documents or to perform its obligations hereunder or thereunder.

“Purchase Price” has the meaning set forth in Section 1.1.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser’s Parent” has the meaning set forth in the preamble.

“Purchaser’s Parent Guarantee” has the meaning set forth in Section 6.14(b).

“Purchaser Disclosure Schedule” means the disclosure schedule delivered by Purchaser to Seller on the date of execution of this Agreement.

“Purchaser Required Put Regulatory Approvals” has the meaning set forth in Section 2.2(d)(ii).

“Purchaser Required Regulatory Approvals” has the meaning set forth in Section 5.4 and includes the approvals listed in Section 5.4 of the Purchaser Disclosure Schedule.

“Put Closing” has the meaning set forth in Section 2.3.

“Put Closing Date” has the meaning set forth in Section 2.3.

“Put Option” has the meaning set forth in Section 2.1.

“Put Period” has the meaning set forth in Section 2.9(a).

“Qualified Decommissioning Funds” means Seller’s or any of its Subsidiaries’ external trust funds established for purposes of Decommissioning that meet the requirements of Code Section 468A and Treas. Reg. § 1.468A-5 and are maintained by Seller or any of its Subsidiaries with respect to its nuclear assets prior to the Closing pursuant to decommissioning trust agreements.

“Real Property” has the meaning set forth in Section 4.18(a).

“Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching, abandonment, pumping, pouring, emptying, dumping, or allowing to escape or migrate into or through the environment (including, without limitation, ambient air, surface water, groundwater, wetlands, land surface, subsurface strata, or the indoor environment), including the disposal or abandonment of barrels, containers, tanks or other receptacles.

“Remediation” means action of any kind required by any applicable Law or order of a Governmental Authority to address a Release, the threat of a Release or the presence of Hazardous Materials at the Site or an off-Site location including any or all of the following activities to the extent they relate to or arise from the presence of a Hazardous Materials at the

Site or an off-Site location: (a) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (b) obtaining any permits, consents, approvals or authorizations of any Governmental Authority necessary to conduct any such activity; (c) preparing and implementing any plans or studies for any such activity; (d) obtaining a written notice from a Governmental Authority with jurisdiction over the Site or an off-Site location under Environmental Laws that no material additional work is required by such Governmental Authority; (e) the use, implementation, application, installation, operation or maintenance of remedial action on the Site or an off-Site location, remedial technologies applied to the surface or subsurface soils, excavation and off-Site treatment or disposal of soils, systems for long term treatment of surface water or ground water, engineering controls or institutional controls; and (f) any other activities required under Environmental Laws to address the presence or Release of Hazardous Materials at the Site or an off-Site location.

“Revised Transaction” has the meaning set forth in Section 1.6.

“Rules” has the meaning set forth in Section 9.8.

“Safeguards Information” means information that is required to be protected under the terms of 10 C.F.R. § 73.21.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Seller” has the meaning set forth in the preamble.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser on the date of execution of this Agreement.

“Seller Financial Statements” has the meaning set forth in Section 3.9.

“Seller Material Adverse Effect” means any material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement and the Ancillary Documents or to perform its obligations hereunder or thereunder.

“Seller’s Membership Interest” has the meaning set forth in the Recitals.

“Seller Reports” has the meaning set forth in Section 3.9.

“Seller Required Put Consents” has the meaning set forth in Section 2.2(c)(i).

“Seller Required Put Regulatory Approvals” has the meaning set forth in Section 2.2(c)(ii).

“Seller Required Regulatory Approvals” has the meaning set forth in Section 3.4 and includes the approvals listed in Section 3.4 of the Seller Disclosure Schedule.

“Seller SEC Reports” has the meaning set forth in Section 3.9.

“Series B Preferred” has the meaning set forth in the Recitals.

“Series B Preferred Purchase Agreement” has the meaning set forth in the Recitals.

“Site” means the parcels of land included in the Real Property, including the surface and subsurface elements and the soils and groundwater present at a Site. Any references to items “at the Site” shall include all items at, in, on, upon, over, across, under, and within a Site.

“Software” has the meaning set forth in the definition of Intellectual Property.

“Source Material” means: (1) uranium, thorium, or any combination thereof, in any physical or chemical form, or (2) ores which contain by weight one-twentieth of one percent (0.05%) or more of uranium, thorium, or any combination thereof. “Source Material” does not include Special Nuclear Material.

“Special Nuclear Material” means plutonium, uranium-233, uranium enriched in the isotope-233 or in the isotope-235, and any other material that the NRC determines to be “Special Nuclear Material” but does not include Source Material. “Special Nuclear Material” also refers to any material artificially enriched by any of the above-listed materials or isotopes but does not include Source Material.

“Spent Nuclear Fuel” means fuel that has been permanently withdrawn from a nuclear reactor following irradiation, and has not been chemically separated into its constituent elements by reprocessing. Spent Nuclear Fuel includes the Special Nuclear Material, Byproduct Material, Source Material, Greater Than Class C Waste, and other radioactive materials associated with Nuclear Fuel assemblies.

“Spent Nuclear Fuel Fees” means those fees assessed on electricity generated at the Facilities and sold pursuant to the Standard Spent Fuel Disposal Contract, as provided in Section 302 of the Nuclear Waste Policy Act and 10 C.F.R. Part 961.

“Straddle Period” means a taxable year or period beginning on or before, and ending after, the Closing Date.

“Subsidiary” means with respect to any Person (a) any corporation with respect to which such Person, directly or indirectly, through one or more Subsidiaries, (i) owns more than 50% of the outstanding shares of capital stock having generally the right to vote in the election of directors or (ii) has the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors of such corporation; (b) any partnership with respect to which (i) such Person or a Subsidiary of such Person is a general partner, (ii) such Person and its Subsidiaries together own more than 50% of the interests therein or (iii) such Person or its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the directors or other Person or body responsible for the governance or management thereof; (c) any limited liability company with respect to which (i) such Person or a Subsidiary of such Person is the manager or managing member, (ii) such Person or its Subsidiaries together own more than 50% of the interests therein or (iii) such Person and its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the directors or other Person or body responsible for the governance or management thereof; or (d) any other entity in which such Person has, and/or one or more of its Subsidiaries have, directly or indirectly, (i) at least a 50% ownership interest or (ii) the power to appoint or elect or direct the appointment or election of a majority of the directors or other Person or body responsible for the governance or management thereof. For purposes of this Agreement, UniStar shall be deemed to be Subsidiaries of Seller, and not Subsidiaries of the Company.

“Subsidiary Organizational Documents” means the organizational documents of the Company’s Subsidiaries listed in Section 4.2(b) of the Seller Disclosure Schedule.

“Taxes” means any and all taxes, charges, fees, levies, customs, duties, tariffs, imposts, or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, services use, license, value added, capital, net worth, payroll, profits, withholding, franchise, transfer and recording taxes, fees and charges, and any other taxes, charges, fees, levies, customs, duties, tariffs, imposts or other assessments imposed by the IRS or any Taxing Authority (whether U.S. or non-U.S. including any state, county, local or non-U.S. government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest thereon, fines, penalties, additions to tax, or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties, tariffs, or other assessments.

“Tax Refund” has the meaning set forth in Section 6.7(c).

“Tax Return” means any return, information return or report or filing with respect to Taxes, including any disclosures, elections and schedules attached thereto and including any amendment thereof.

“Taxing Authority” means any U.S., non-U.S., federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body responsible for the administration, imposition, or collection of any Tax.

“Termination Date” has the meaning set forth in Section 8.1(b)(ii).

“Termination Fee” means the termination fee equal to $175,000,000 payable by Seller to MidAmerican pursuant to the Merger Agreement.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transfer Taxes” means any real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Taxing Authority in connection with the transactions contemplated by this Agreement, including any payments made in lieu of any such

Taxes or governmental charges which become payable in connection with the transactions contemplated by this Agreement.

“Transition Committee” has the meaning set forth in Section 6.1(b).

“Transition Services Agreement” has the meaning set forth in Section 6.1(b).

“UniStar” has the meaning set forth in the preamble to Article 4.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officer as of the date first above written.

CONSTELLATION ENERGY GROUP, INC.

By:	/s/ Charles A. Berardesco
Name: Charles A. Berardesco Title: Authorized Signatory

EDF DEVELOPMENT, INC.

By:	/s/ Jean-Pierre Benque
Name: Jean-Pierre Benque Title: Authorized Signatory

ÉLECTRICITÉ DE FRANCE INTERNATIONAL, SA

By:	/s/ Daniel Camus
Name: Daniel Camus Title: Authorized Signatory

CONSTELLATION ENERGY NUCLEAR GROUP, LLC

By:	/s/ Charles A. Berardesco
Name: Charles A. Berardesco Title: Authorized Signatory

[Signature Page to Master Put Option and Membership Interest Purchase Agreement]